Exhibit 99.37

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2025

This Management’s Discussion and Analysis of the financial condition and results of operations (“MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) was prepared as at November 4, 2025 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2025. It should also be read in conjunction with the Company’s audited consolidated financial statements and annual MD&A for the year ended December 31, 2024. This MD&A contains forward-looking statements that are subject to risks and uncertainties as discussed under “Cautionary Notes”. This MD&A also includes the disclosure of certain non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” which identifies the non-GAAP financial measures discussed in this MD&A for further information, including a reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included herein are United States dollars (“U.S. dollar”) unless otherwise stated.

HIGHLIGHTS

•

Safety performance: The Company recorded no lost-time injuries during the quarter. As at September 30, 2025, the lost-time injury frequency (“LTIF”) for the Morelos Complex was 0.42 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Gold production: On a gold equivalent ounce (“oz AuEq”) basis, payable production for the quarter was 119,034 oz AuEq[2], including 95,058 oz Au, 485.2 thousand ounces of silver (“koz Ag”), and 14.0 million pounds of copper (“mlb Cu”) (YTD - 261,520 oz AuEq[2], 222,343 oz Au, 832.2 koz Ag, and 22.2 mlb Cu, respectively). At guidance metal prices, quarterly payable production was 124,503 oz AuEq[2] (YTD - 269,846 oz AuEq2). With strong production achieved in the third quarter and another strong quarter expected to close off the year, the Company continues to target the low end of annual payable production guidance of 400,000 to 450,000 oz AuEq[2] at guidance metal prices.

•

Gold sold: The Company sold 118,082 oz AuEq[2] (YTD - 255,572 oz AuEq2) at a record quarterly average realized gold price1 of $3,548 per oz (YTD - $3,272 per oz) or $3,536 per oz AuEq[2] (YTD - $3,289 per oz AuEq2), contributing to revenue of $416.4 million (YTD - $840.3 million).

•

All-in sustaining costs[1]: Quarterly all-in sustaining costs of $1,658 per oz AuEq sold[2] (YTD - $1,732 per oz AuEq sold2). Quarterly all-in sustaining costs margin[1] of $1,878 per oz AuEq sold[2] (YTD - $1,557 per oz AuEq sold2), implying an all-in sustaining costs margin1 of 53% (YTD - 47%). Cost of sales was $207.3 million or $1,756 per oz AuEq sold[2] in the quarter (YTD - $454.0 million or $1,776 per oz AuEq sold2). Costs on a gold equivalent basis were impacted by the higher gold market prices during the quarter. On a year-to-date basis, all-in sustaining costs were $1,602 per oz AuEq sold[2] at guided metal prices, relative to guidance of $1,400 to $1,600 per oz AuEq sold[2]. Based on year-to-date results and assuming guidance metal prices, the Company expects all-in sustaining costs to be at the upper end of the guided range for the year.

•

Net income and adjusted net earnings[1]: Reported net income of $114.4 million or earnings of $1.33 per share on a basic basis and $1.31 per share on a diluted basis (YTD - $236.6 million or $2.75 per share on a basic basis and $2.71 per share on a diluted basis). Adjusted net earnings of $103.4 million or $1.20 per share on a basic basis and $1.18 per share on a diluted basis (YTD - $183.1 million or $2.13 per share on a basic basis and $2.10 per share on a diluted basis).

•	EBITDA1 and adjusted EBITDA[1]: Generated EBITDA of $235.3 million (YTD - $437.5 million) and adjusted EBITDA of $239.3 million (YTD - $448.8 million).

•

Cash flow generation: Net cash generated from operating activities totalled $186.8 million (YTD - $244.7 million) and $204.0 million (YTD - $281.6 million) before changes in non-cash operating working capital. Net cash generated from operating activities (including changes in non-cash operating working capital) of $186.8 million (YTD - $244.7 million) including income taxes paid of $40.0 million (YTD - $166.8 million). Positive free cash flow[1] of $112.5 million (YTD - negative $58.3 million) is net of cash outlays for capital expenditures, lease payments, and interest, including borrowing costs capitalized.

•

Financial liquidity: The quarter closed with $289.0 million in available liquidity[1], including $107.1 million in cash and $181.9 million available on the $350.0 million credit facilities, net of borrowings of $155.0 million and letters of credit outstanding of $13.1 million.

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•

Media Luna non-sustaining capital expenditures[1]: During the quarter, $26.2 million (YTD - $130.6 million) of non-sustaining capital expenditures were incurred following the declaration of commercial production on May 1, 2025 and primarily relate to construction of the paste plant and underground paste distribution system, tailings feed supply system, and underground material handling systems. Construction of the paste plant and paste distribution systems are now complete, and ramp-up well underway with paste delivered to the first stope in September.

•

EPO Underground Project: During the third quarter of 2025, $6.9 million (YTD - $15.4 million) of non-sustaining capital expenditures were incurred relating to EPO. Development of the main access ramp at EPO continued to track well and the EPO internal feasibility study continued to progress as the team finalized the mine design, mine sequence and integrated mine scheduling with Media Luna and the waste dump design.

•

Exploration and Drilling Activities: In October, the Company announced results from the ongoing drilling program at ELG Underground[3]. Drilling results continue to support the program’s primary objective to increase resource inventory and replace mined reserves to support the Company’s overall objective of maintaining production above 450,000 oz AuEq per year beyond 2030 (based on reserve metal pricing). The program remains focused on identifying high-grade mineralization extensions along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends. Drilling results presented in the October release focused on the success along the El Limón Sur and Sub-Sill trends.

•

Executing on the strategy of creating a diversified, Americas-focused precious metals producer: The acquisitions of Reyna Silver Corp. (“Reyna Silver”) and Prime Mining Corp. (“Prime Mining”) enhance medium and long-term growth potential:

•

Reyna Silver: In August, the Company completed the acquisition of Reyna Silver[4] for total cash consideration of $27.4 million. The acquisition provides Torex with 100% ownership in two exciting exploration properties in Chihuahua, Mexico (Batopilas and Guigui), as well as potential exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements.

•

Prime Mining: On July 28, the Company announced[5] that it had entered into a definitive agreement to acquire all of the issued and outstanding common shares of Prime Mining (the “Prime Mining Shares”) (TSX: PRYM) (OTCQX: PRMNF) (Frankfurt: O4V3) pursuant to a plan of arrangement at an exchange ratio of 0.060 of a Torex common share (a “Torex Share”) per each Prime Mining Share. Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), the Company completed the acquisition of all of the issued and outstanding Prime Mining Shares on October 22, 2025, in which Prime Mining shareholders received 0.060 of a Torex Share for each Prime Mining Share held (the “Exchange Ratio”). As a result of the transaction, Torex issued approximately 10.2 million Torex Shares and settled certain related tax obligations which implies an equity value for Prime Mining of $426.5 million (C$598.0 million), based on Torex’ share price at the time of closing. Post the transaction, Prime Mining shareholders own approximately 10.6% of Torex. As a result of the transaction, Torex acquired a 100% interest in the Los Reyes Project, an advanced-stage development project located in Sinaloa, Mexico.

•

Return of Capital to Shareholders: The Company announced an initial return of capital program consisting of an inaugural quarterly dividend of C$0.15 per Torex Share and discretionary share repurchases through the Company’s normal course issuer bid (“NCIB”).

•

Inaugural Dividend: As a result of the Company returning to positive cash flow generation following the completion and successful ramp up of the Media Luna Project, the Company’s Board of Directors approved an inaugural quarterly dividend of C$0.15 per Torex Share payable on December 4, 2025 to shareholders of record as at the close of business on November 20, 2025.

•

Share Repurchases: In the third quarter of 2025, the Company repurchased 239,204 Torex Shares for $7.2 million (C$10.0 million) at an average price per share of $30.20 (C$41.79) under its NCIB. Under the NCIB, the Company is authorized to purchase up to 7,116,777 of Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. The Company intends to seek approval from the TSX to renew the NCIB for another year on substantially the same terms.

•	TSX30 Ranking for 2025[6]: In September, the Company was recognized as a top performer by the Toronto Stock Exchange (“TSX”) having been named to the TSX30, which is based on share price performance,

3 Torex Gold Resources Inc. | TSX: TXG

adjusted for dividends, over the three-year period ending June 30, 2025. Out of the 30 companies recognized, Torex ranked 14th with a total return of 347%.

1

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

2

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the nine months ended September 30, 2025, market prices averaged $3,201/oz gold, $35.05/oz silver, and $4.33/lb copper. Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper.

3

For more information on ELG Underground drilling results, see the Company’s news release titled “Torex Gold Reports Latest Results from Drilling Program at ELG Underground” issued on October 6, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4

For more information on the acquisition of Reyna Silver, see the Company’s news releases titled “Torex Gold Announces Acquisition of Reyna Silver” issued on June 23, 2025, and “Torex Gold Announces Completion of Reyna Silver Acquisition” issued on August 20, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5

For more information on the acquisition of Prime Mining, see the Company’s news releases titled “Torex Gold to Acquire Prime Mining” issued on July 28, 2025, “Torex Gold Announces Completion of Prime Mining Acquisition” issued on October 22, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

6

For more information on the TSX30 Ranking, see the Company’s news release titled “Torex Gold Achieves TSX30 Ranking for 2025” issued on September 9, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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OPERATING AND FINANCIAL HIGHLIGHTS

Table 1.

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Safety
Lost-time injury frequency[1]	/million hours	0.42	0.46	0.28	0.42	0.28
Total recordable injury frequency[1]	/million hours	0.99	1.00	1.46	0.99	1.46
Operating Results - Gold Equivalent basis
Gold equivalent payable produced[2]	oz AuEq	119,034	82,856	122,307	261,520	355,448
Gold equivalent sold[2]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Total cash costs[2,3]	$/oz AuEq	1,297	1,606	969	1,324	984
All-in sustaining costs[2,3]	$/oz AuEq	1,658	2,103	1,139	1,732	1,205
Average realized gold price[2,3]	$/oz AuEq	3,536	3,299	2,313	3,289	2,181
Financial Results
Revenue	$	416.4	253.9	313.7	840.3	820.5
Cost of sales	$	207.3	152.6	170.1	454.0	493.8
Earnings from mine operations	$	209.1	101.3	143.6	386.3	326.7
Net income	$	114.4	83.2	29.2	236.6	74.2
Per share – Basic	$/share	1.33	0.97	0.34	2.75	0.86
Per share – Diluted	$/share	1.31	0.95	0.34	2.71	0.86
Adjusted net earnings[3]	$	103.4	43.8	65.5	183.1	153.8
Per share – Basic[3]	$/share	1.20	0.51	0.76	2.13	1.79
Per share – Diluted[3]	$/share	1.18	0.50	0.75	2.10	1.77
EBITDA[3]	$	235.3	114.1	155.3	437.5	376.6
Adjusted EBITDA[3]	$	239.3	117.7	152.4	448.8	386.8
Cost of sales - gold equivalent basis	$/oz AuEq	1,756	1,984	1,356	1,776	1,389
Net cash generated from operating activities	$	186.8	67.8	149.5	244.7	326.7
Net cash generated from operating activities before changes in non-cash operating working capital	$	204.0	95.3	137.6	281.6	322.6
Free cash flow[3]	$	112.5	(37.5)	2.5	(58.3)	(116.2)
Cash and cash equivalents	$	107.1	103.0	114.5	107.1	114.5
Debt, net of deferred finance charges	$	152.4	227.2	57.7	152.4	57.7
Lease-related obligations	$	100.0	98.9	69.4	100.0	69.4
Net debt[3]	$	(147.9)	(225.9)	(14.9)	(147.9)	(14.9)
Available liquidity[3]	$	289.0	209.1	346.6	289.0	346.6

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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THIRD QUARTER REPORT

The following abbreviations are used throughout this MD&A: $ (United States dollar), C$ (Canadian dollar), MXN (Mexican peso), TCC (total cash costs), AISC (all-in sustaining costs), Au (gold), AuEq (gold equivalent), Ag (silver), Cu (copper), oz (ounce), gpt (grams per tonne), koz (thousand ounces), moz (million ounces), lb (pound), klb (thousand pounds), mlb (million pounds), kt (thousand tonnes), mt (million tonnes), m (metres), m.a.s.l. (metres above sea level), km (kilometres), MW (megawatt), kV (kilovoltage), w:o (waste to ore), and tpd (tonnes per day).

TABLE OF CONTENTS

HIGHLIGHTS	2
OPERATING AND FINANCIAL HIGHLIGHTS	5
TABLE OF CONTENTS	6
COMPANY OVERVIEW	7
USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES	7
GOLD EQUIVALENT REPORTING	8
GUIDANCE	9
FINANCIAL RESULTS	10
THIRD QUARTER AND YEAR TO DATE 2025 FINANCIAL RESULTS	11
RESULTS OF OPERATIONS	15
ENVIRONMENT, SOCIAL & GOVERNANCE	18
DEVELOPMENT ACTIVITIES	19
EXPLORATION AND DRILLING ACTIVITIES	21
FINANCIAL CONDITION REVIEW	24
DEBT FINANCING	26
LIQUIDITY AND CAPITAL RESOURCES	27
OUTSTANDING SHARE DATA	29
NON-GAAP FINANCIAL PERFORMANCE MEASURES	30
ADDITIONAL IFRS FINANCIAL MEASURES	40
ECONOMIC TRENDS	40
SUMMARY OF QUARTERLY RESULTS	41
OFF-BALANCE SHEET ARRANGEMENTS	42
ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	42
RECENT ACCOUNTING PRONOUNCEMENTS	42
FINANCIAL RISK MANAGEMENT	42
RISKS AND UNCERTAINTIES	44
INTERNAL CONTROL OVER FINANCIAL REPORTING	44
QUALIFIED PERSONS	45
ADDITIONAL INFORMATION	46
CAUTIONARY NOTES	47

6 Torex Gold Resources Inc. | TSX: TXG

COMPANY OVERVIEW

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, which is currently Mexico’s largest single gold producer. The Company also owns the advanced stage Los Reyes gold-silver project in Sinaloa, Mexico, and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt, available liquidity and unit cost measures. For further information and a detailed reconciliation to the comparable IFRS measures refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

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GOLD EQUIVALENT REPORTING

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices (not realized metal prices) for each commodity sold in the period. The following table provides a summary of the quantities produced and sold and average market prices for each commodity in the respective periods.

Table 2.

		Three Months Ended			Nine Months Ended
		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Gold equivalent payable produced[1]	oz AuEq	119,034	82,856	122,307	261,520	355,448
Gold payable produced[1]	oz	95,058	68,955	119,300	222,343	348,301
Silver payable produced[1]	koz	485.2	307.4	71.1	832.2	179.7
Copper payable produced[1]	mlb	14.0	7.7	1.3	22.2	2.8
Gold equivalent sold[1]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Gold sold[1]	oz	94,626	63,493	122,130	217,875	347,285
Silver sold[1]	koz	470.7	291.3	75.3	794.9	191.9
Copper sold[1]	mlb	13.7	7.4	1.4	21.4	3.2
Average market gold price[2]	$/oz	3,457	3,280	2,474	3,201	2,296
Average market silver price[2]	$/oz	39.40	33.68	29.43	35.05	27.22
Average market copper price[2]	$/lb	4.44	4.32	4.18	4.33	4.14

1.	Production and sold values include payable deductions associated with copper concentrate, doré and other products.
2.	Based on the London Bullion Market Association (“LBMA”) PM fix for gold, LBMA fix for silver and London Metal Exchange (“LME”) cash-settlement price for copper.

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GUIDANCE

The Company’s annual payable production and cost guidance for 2025 remains unchanged.

Following the ramp up of the processing plant in the first half of 2025, the Company is targeting to achieve the lower end of annual payable production guidance of 400,000 to 450,000 oz AuEq1 and the upper end of the all-in sustaining costs1 guidance of $1,400 to $1,600 per oz AuEq assuming guidance metal prices.

Sustaining capital expenditure guidance has been revised upward to $105.0 to $110.0 million (previously $85.0 to $95.0 million) as a result of the increase in underground development to support both accelerated Media Luna mine ramp-up and the delays in paste distribution.

The following table summarizes the Company’s performance to date relative to 2025 guidance:

Table 3.

In millions of U.S. dollars, unless otherwise noted		Previous 2025 Guidance[2,3,4]	Revised 2025 Guidance	Q3 2025 YTD Performance at Guided Metal Prices[5]	Q3 2025 YTD Performance
Payable Production
Gold Equivalent[4]	oz AuEq	400,000 to 450,000	No change	269,846	261,520
All-in Sustaining Costs[1]
Gold Equivalent basis	$/oz AuEq	1,400 to 1,600	No change	1,602	1,732
Sustaining Capital Expenditures[1]
Sustaining Capital Expenditures	$	85 to 95	105 to 110	N/A	75.1
Non-Sustaining Capital Expenditures[1]
Non-Sustaining Capital Expenditures	$	160 to 170	No change	N/A	153.8

1.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
2.	2025 guidance assumes a MXN:USD of 20.0.
3.	2025 guidance was revised to reflect higher guided non-sustaining capital expenditure for the Media Luna Project, as disclosed in the Company’s MD&A dated August 5, 2025.
4.

Guided gold equivalent (AuEq) production includes Au and AuEq values for silver (Ag) and copper (Cu) sold assuming metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper. For the nine months ended September 30, 2025, refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

5.

For comparison purposes, gold equivalent payable production and all-in-sustaining costs were adjusted from market metal prices to guided metal prices ($2,500/oz gold, $28/oz silver, and $4.30/lb copper), including the impact on royalties, Mexican profit sharing and long-term land lease agreements with Ejidos, and no other factors were adjusted for.

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FINANCIAL RESULTS

Table 4.

		Three Months Ended		Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Revenue[1]		$416.4	313.7	840.3	820.5
Gold[1]		$337.0	305.3	716.2	801.5
Silver[1]		$20.0	2.2	31.3	5.3
Copper[1]		$61.8	6.2	96.4	13.7
Treatment, refining and other cost deductions		$(2.4)	—	(3.6)	—
Cost of sales		$207.3	170.1	454.0	493.8
Production costs		$140.0	112.9	311.3	326.7
Royalties		$13.6	8.6	28.2	23.0
Depreciation and amortization		$53.7	48.6	114.5	144.1
Earnings from mine operations		$209.1	143.6	386.3	326.7
General and administrative expenses		$20.0	12.7	50.4	33.1
Exploration and evaluation expenses		$7.6	2.1	19.9	6.2
Other expenses		$—	2.4	—	5.7
Derivative (gain) loss, net		$(0.1)	16.2	(8.0)	42.5
Finance costs (income), net		$7.2	(0.3)	15.0	(3.0)
Foreign exchange loss		$0.2	3.5	1.3	6.9
Current income tax expense		$94.5	55.4	135.1	106.7
Deferred income tax (recovery) expense		$(34.7)	22.4	(64.0)	54.4
Net income		$114.4	29.2	236.6	74.2
Per share – Basic	$/share	1.33	0.34	2.75	0.86
Per share – Diluted	$/share	1.31	0.34	2.71	0.86
Adjusted net earnings[2]		$103.4	65.5	183.1	153.8
Per share – Basic[2]	$/share	1.20	0.76	2.13	1.79
Per share – Diluted[2]	$/share	1.18	0.75	2.10	1.77
Cost of sales – gold equivalent basis	$/oz AuEq	1,756	1,356	1,776	1,389
Total cash costs[2]	$/oz AuEq	1,297	969	1,324	984
Total cash costs margin[2]	$/oz AuEq	2,239	1,344	1,965	1,197
All-in sustaining costs[2]	$/oz AuEq	1,658	1,139	1,732	1,205
All-in sustaining costs margin[2]	$/oz AuEq	1,878	1,174	1,557	976
Average realized gold price[2]	$/oz AuEq	3,536	2,313	3,289	2,181

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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THIRD QUARTER AND YEAR TO DATE 2025 FINANCIAL RESULTS

Revenue totalled $416.4 million (YTD - $840.3 million)

Revenue in the third quarter of 2025 increased 33% relative to the third quarter of 2024, primarily due to a 40% increase in the average market gold price, partially offset by a 6% decrease in gold equivalent ounces sold due to the lower throughput relative to the comparative period, partially offset by a higher average grade of ore processed. Revenue excludes the realized impact of gold derivative contracts, which is included in the average realized gold price. The average realized gold price in the third quarter of 2025 includes a realized loss of $1.3 million ($11 per oz AuEq) on gold put option contracts (reflecting the amortization of the premium paid for the options) compared to a realized loss of $22.8 million ($182 per oz AuEq) in the third quarter of 2024 on gold forward contracts.

Revenue for the nine months ended September 30, 2025 increased 2% relative to the nine months ended September 30, 2024, primarily due to a 39% increase in the average market gold price, partially offset by a 28% decrease in gold equivalent ounces sold as a result of the four-week tie-in period at the processing plant in connection with the Media Luna Project in the first quarter of 2025 and the subsequent ramp up during the second quarter of 2025. The average realized gold price for the nine months ended September 30, 2025 includes a realized loss of $3.4 million ($13 per oz AuEq) on gold put option contracts (reflecting the amortization of the premium paid for the options) compared to a realized loss of $44.2 million ($124 per oz AuEq) for the nine months ended September 30, 2024 on gold forward contracts.

Cost of sales was $207.3 million or $1,756 per oz AuEq sold (YTD - $454.0 million or $1,776 per oz AuEq sold)

Cost of sales was higher in the third quarter of 2025 compared to the third quarter of 2024 by $37.2 million or 22% and 29% higher on a per oz AuEq basis due to higher production costs, royalties and depreciation and amortization expense. Production costs in the third quarter of 2025 were 24% higher compared to the third quarter of 2024 despite the 6% decrease in gold equivalent ounces sold. Production costs reflect the ramp up of Media Luna following the declaration of commercial production, as well as the impact of higher gold prices on Mexican profit sharing and Temporary Occupation Agreements with the local communities. Royalties were 58% higher than the third quarter of 2024 due to the 33% higher revenue, coupled by the impact of the increase in the royalty rate for proceeds from gold and silver sales from 0.5% to 1.0% effective January 1, 2025. Depreciation and amortization expense was 10% higher than the third quarter of 2024 on a total basis and 17% higher on a per oz AuEq sold basis. The increase in depreciation and amortization expense was primarily due to the timing of production and sales, coupled with the commencement of depreciation of the Media Luna Project assets on May 1, 2025.

Cost of sales was lower for the nine months ended September 30, 2025 compared to the nine months ended September 30, 2024 by $39.8 million or 8% and 28% higher on a per oz AuEq basis due to lower production costs and depreciation and amortization expense, partially offset by lower royalties. Production costs for the nine months ended September 30, 2025 were 5% lower than the nine months ended September 30, 2024 primarily due to the 28% decrease in gold equivalent ounces sold partially offset by an increase in processing and mining costs during the ramp up of Media Luna. Royalties were 23% higher than the nine months ended September 30, 2024 due to the increase in royalties from 0.5% to 1.0% and marginally higher revenue, partially offset by a 28% decrease in gold equivalent ounces sold. Depreciation and amortization expense was 21% lower than the nine months ended September 30, 2024 on a total basis and 11% higher on a per oz AuEq sold basis. The decrease in depreciation and amortization expense was primarily due to the decrease in gold equivalent ounces sold and an increase to the units-of-production depreciation base as a result of the annual mineral reserve and resource update announced in March 2025, partially offset by the commencement of depreciation of the Media Luna Project assets on May 1, 2025. For 2025, depreciation and amortization expense is expected to range between $160 to $180 million, unchanged from the prior estimate.

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All-in Sustaining Costs2 were $1,658 per oz AuEq sold (YTD - $1,732 per oz AuEq sold)

All-in sustaining costs were 46% higher relative to the third quarter of 2024 primarily due to the higher production costs as well as higher planned sustaining capital expenditures.

The 44% increase in all-in sustaining costs relative to the nine months ended September 30, 2024 was also primarily due to the higher production costs as well as higher planned sustaining capital expenditures.

General and administrative expenses of $20.0 million (YTD - $50.4 million)

General and administrative expenses primarily comprise corporate office employee and director costs, share-based compensation, and consulting and professional fees. Excluding the remeasurement of share-based payments (loss of $10.7 million in the third quarter of 2025 primarily due to the 30% appreciation in the Company’s share price during the quarter and loss of $3.9 million in the third quarter of 2024), general and administrative expenses would have been $9.3 million, $0.5 million higher than the third quarter of 2024, primarily due to higher consulting and professional fees.

Excluding the remeasurement of share-based payments (loss of $24.5 million for the nine months ended September 30, 2025 primarily due to the 104% appreciation in the Company’s share price during the year and loss of $8.9 million for the nine months ended September 30, 2024), general and administrative expenses would have been $25.9 million, $1.7 million higher compared to the nine months ended September 30, 2024, primarily due to higher consulting and professional fees, as well as higher employee costs.

Derivative gain, net, of $0.1 million (YTD - $8.0 million gain)

To mitigate price uncertainty during the development of the Media Luna Project, the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024. These contracts matured by December 2024 and as of December 31, 2024, the Company had no further outstanding gold forward contracts. In January 2025, the Company purchased gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz. These options provide full upside exposure to the gold price while providing a floor of $2,500 per oz. As at September 30, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 42,750 oz of gold between October 2025 and December 2025.

To manage the foreign currency risk related to operating expenditures in 2025, the Company entered into zero-cost collars and foreign exchange forward contracts in 2024. As at September 30, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $27.0 million between October 2025 and December 2025 have a weighted average put strike (floor) rate of 19.65:1 and a weighted average call strike (ceiling) rate of 21.58:1. As at September 30, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 231.1 million for $11.0 million between October 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

The Company’s gold and foreign exchange derivatives have not been designated as hedges; therefore, movements in the fair value of the derivatives are recognized in net income each period.

In the third quarter of 2025, the Company recognized a net loss of $1.3 million as a result of the 42,750 oz of gold put options that expired unexercised, compared to the net loss of $15.4 million in the third quarter of 2024 on the settlement of gold forwards.

In the third quarter of 2025, the Company recognized a net gain of $1.4 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates, compared to the net loss of $0.8 million in the third quarter of 2024.

For the nine months ended September 30, 2025, the Company recognized a net loss of $3.4 million as a result of the 112,250 oz of gold put options that expired unexercised, compared to the net loss of $41.2 million in the nine months ended September 30, 2024 on the settlement of gold forwards.

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For the nine months ended September 30, 2025, the Company recognized a net gain of $11.4 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates, compared to the net loss of $1.3 million in the nine months ended September 30, 2024.

In October 2025, the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0 million, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1.

Subsequent to September 30, 2025, the Company entered into quotational period hedges (“QP Hedges”) to mitigate exposure to silver and copper price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. Given pricing elections by certain customers, the Company entered into QP Hedges on 238,750 ounces of silver and 1,050 tonnes of copper to achieve this price. These QP Hedges do not qualify for hedge accounting under IFRS 9, Financial Instruments (“IFRS 9”). Accordingly, they will be classified as financial instruments measured at fair value through profit or loss (“FVTPL”), with changes in fair value recognized in the Consolidated Statements of Operations and Comprehensive Income in the period in which they arise.

Finance costs, net, of $7.2 million (YTD - $15.0 million costs)

The increase in finance costs, net, in the third quarter of 2025 and for the nine months ended September 30, 2025 relative to finance income in the comparative periods in 2024 was primarily related to higher total interest costs as a result of the higher amount outstanding on the debt facility and an increase in lease-related obligations for Media Luna equipment, partially offset by interest costs that were capitalized to the Media Luna Project during the development stage. Capitalization of interest on Media Luna decreased in 2025 as capitalization ceased in the second quarter as a result of reaching commercial production.

Foreign exchange loss of $0.2 million (YTD - $1.3 million loss)

The foreign exchange loss in the third quarter of 2025 and for the nine months ended September 30, 2025 were primarily due to the appreciation of the Mexican peso by 2.7% and 9.3%, respectively, and the Canadian dollar depreciation by 1.9% and appreciation by 3.2%, respectively.

Current income and mining tax expense of $94.5 million (YTD - $135.1 million expense)

The increase in current income and mining tax expense compared to the third quarter of 2024 was primarily due to an increase in earnings from mine operations before depreciation and amortization expense, and the tax effect of the currency translation of the tax liability due to the 2.7% appreciation of the Mexican peso in the third quarter of 2025 compared to the 6.8% depreciation in the prior year, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced.

The increase in current income and mining tax expense compared to the nine months ended September 30, 2024 was primarily due to an increase in earnings from mine operations before depreciation and amortization expense, and the tax effect of the currency translation of the tax liability due to the 9.3% appreciation of the Mexican peso for the nine months ended September 30, 2025 compared to the 16.2% depreciation in the prior year, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and a higher deduction for the payment of the site-based employee profit sharing program for 2024 in the second quarter of 2025 compared to the prior year.

Deferred income tax recovery of $34.7 million (YTD - $64.0 million recovery)

The deferred income tax recovery in both the third quarter of 2025 and for the nine months ended September 30, 2025 compared to the expense in the third quarter of 2024 and in the nine months ended September 30, 2024 was primarily driven by the tax effect of currency translation on the tax base as a result of an

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appreciation of the Mexican peso compared to the prior year, higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax, and the decrease in the temporary difference on inventory balances for accounting than for tax purposes, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and the decrease in the provision for an uncertain tax position.

For the three and nine months ended September 30, 2025, the tax effect of currency translation on the tax base was a recovery of $17.0 million and $59.6 million, respectively (three and nine months ended September 30, 2024 - expense of $37.1 million and $81.9 million, respectively).

As at September 30, 2025, the closing value of property, plant and equipment for tax purposes was $37.4 billion Mexican pesos and the closing value of inventory for tax purposes was $3.4 billion Mexican pesos.

Net income of $114.4 million (YTD - $236.6 million income)

Net income for the quarter was $114.4 million compared to net income of $29.2 million in the third quarter of 2024. The increase in net income was primarily due to a higher average realized gold price, a higher net gain on derivative contracts, and a lower net income tax expense, partially offset by the 6% decrease in gold equivalent ounces sold, higher general and administrative expense primarily due to higher share-based compensation expense, higher finance costs, higher exploration and evaluation expenses, and a higher depreciation and amortization expense.

Net income for the nine months ended September 30, 2025 was $236.6 million compared to net income of $74.2 million for the nine months ended September 30, 2024. The increase in net income was primarily due to a higher average realized gold price, a higher net gain on derivative contracts, a lower depreciation and amortization expense, lower production costs, and a lower net income tax expense, partially offset by the 28% decrease in gold equivalent ounces sold, higher general and administrative expense primarily due to higher share-based compensation expense, higher finance costs and higher exploration and evaluation expenses.

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RESULTS OF OPERATIONS

Mining

The following table1 summarizes the mining activities for the Company’s Morelos Complex:

Table 5.

		Three Months Ended			Nine Months Ended
		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
ELG Open Pits
Ore tonnes mined	kt	77	194	1,539	437	4,130
Waste tonnes mined	kt	174	847	4,299	1,528	19,358
Total tonnes mined	kt	251	1,042	5,838	1,965	23,488
Ore tonnes mined per day	tpd	835	2,133	16,731	1,602	15,074
Waste tonnes mined per day	tpd	1,896	9,313	46,727	5,596	70,648
Strip ratio	w:o	2.3	4.4	2.8	3.5	4.7
Average gold grade of ore mined	gpt	2.21	3.44	2.72	3.19	2.68
Average silver grade of ore mined	gpt	7.1	5.2	6.4	5.2	5.0
Average copper grade of ore mined	%	0.13	0.15	0.21	0.13	0.15
ELG Underground
Ore tonnes mined	kt	272	254	196	713	559
Ore tonnes mined per day	tpd	2,958	2,790	2,127	2,610	2,039
Average gold grade of ore mined	gpt	4.11	4.28	4.92	4.33	4.85
Average silver grade of ore mined	gpt	6.6	6.8	9.1	6.8	7.2
Average copper grade of ore mined	%	0.32	0.26	0.46	0.30	0.36
Media Luna Underground
Ore tonnes mined	kt	566	389	72	1,055	120
Ore tonnes mined per day	tpd	6,146	4,278	778	3,863	435
Average gold grade of ore mined	gpt	2.13	1.78	1.73	1.94	1.74
Average silver grade of ore mined	gpt	23.2	24.6	29.5	24.7	30.3
Average copper grade of ore mined	%	0.84	0.84	0.97	0.86	0.96
Morelos Complex (ELG Open Pits and Underground and Media Luna Underground)
Ore tonnes mined	kt	915	837	1,807	2,205	4,809
Ore tonnes mined per day	tpd	9,939	9,201	19,641	8,076	17,552
Average gold grade of ore mined	gpt	2.73	2.92	2.92	2.96	2.91
Average silver grade of ore mined	gpt	16.9	14.7	7.6	15.0	5.9
Average copper grade of ore mined	%	0.62	0.51	0.26	0.54	0.20

1.	Rounding may result in apparent summation differences.

Production from the ELG Open Pits concluded early in the third quarter of 2025. 77 kt of ore were mined and 174 kt of waste were mined. Reflecting the gradual wind-down of open pit production, the mining rate of 835 tpd in the third quarter was lower than 2,133 tpd in the preceding quarter and 16,731 tpd in the third quarter of 2024.

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At ELG Underground – for the second quarter in a row – the Company achieved a new record quarterly mining average of 2,958 tpd, up from 2,790 tpd in the preceding quarter. Higher mining volumes reflect the continued long hole stoping at El Limón Deep and Sub-Sill, which supplements cut and fill mining across other active mining areas.

Media Luna Underground is well ahead of the scheduled ramp-up to nameplate capacity, with 6,146 tpd achieved in the third quarter of 2025 compared to 4,278 tpd in the preceding quarter. The strong performance is supported by the completion of the third primary ore pass as well as construction of the paste plant and paste distribution systems, with ramp-up well underway. With mine development rates ahead of plan, almost all of the planned stopes to be mined in 2026 drilled off, and the final primary ore pass on schedule to be completed by year-end, Media Luna Underground is well positioned to achieve the designed mining rate of 7,500 tpd by mid-2026 or sooner.

As at September 30, 2025, there were 5.9 mt of ore in stockpiles at an average gold equivalent grade of 1.24 gpt1. Excluding 3.8 mt of long-term, low-grade stockpiles at an average gold equivalent grade of 1.01 gpt1, the remaining 2.1 mt of ore in stockpiles are at an average gold equivalent grade of 1.65 gpt1.

[1]

The gold equivalent grade calculation used is as reported in the year-end 2024 mineral reserve estimate as follows: i) for Media Luna Underground and ELG Underground: AuEq (gpt) = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533) and use the same metal prices ($1,500/oz Au, $19/oz Ag, and $3.50/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu); and ii) for ELG Open Pit: AuEq (gpt) = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697) and use the same metal prices ($1,500/oz Au, $19/oz Ag, and $3.50/lb Cu) and metallurgical recoveries (89% Au, 30% Ag, and 15% Cu).

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Plant Performance

The following table1 summarizes the processing activities for the Company’s Morelos Complex:

Table 6.

		Three Months Ended			Nine Months Ended
		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Total tonnes processed	kt	1,040	809	1,186	2,553	3,582
Average plant throughput	tpd	11,304	8,887	12,889	9,353	13,073
Average gold grade of ore processed	gpt	3.07	2.92	3.47	2.91	3.32
Average silver grade of ore processed	gpt	22.8	20.5	5.6	17.5	4.5
Average copper grade of ore processed	%	0.68	0.54	0.21	0.51	0.17
Average gold recovery	%	92.1	93.5	90.7	92.1	90.6
Average silver recovery	%	69.7	63.0	35.0	64.2	35.6
Average copper recovery	%	93.7	84.4	23.9	81.9	22.5
Gold produced (before payable deductions)	oz	96,498	69,576	119,412	224,494	348,728
Silver produced (before payable deductions)	koz	532.4	336.5	73.3	910.4	184.6
Copper produced (before payable deductions)	mlb	14.5	8.0	1.3	23.2	2.9
Gold equivalent payable produced[2,3]	oz AuEq	119,034	82,856	122,307	261,520	355,448
Gold payable produced[3]	oz	95,058	68,955	119,300	222,343	348,301
Silver payable produced[3]	koz	485.2	307.4	71.1	832.2	179.7
Copper payable produced[3]	mlb	14.0	7.7	1.3	22.2	2.8
Gold equivalent sold[2,3]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Gold sold[3]	oz	94,626	63,493	122,130	217,875	347,285
Silver sold[3]	koz	470.7	291.3	75.3	794.9	191.9
Copper sold[3]	mlb	13.7	7.4	1.4	21.4	3.2

1.	Rounding may result in apparent summation differences.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.	Production and sold values include payable deductions associated with copper concentrate, doré and other products.

Plant throughput in the third quarter of 2025 achieved an average rate of 11,304 tpd (YTD - 9,353 tpd), higher than the preceding quarter of 8,887 tpd, with quarterly throughput rates exceeding the design rate of 10,600 tpd. Average gold recovery for the quarter was 92.1% (YTD - 92.1%), lower than the recovery of 93.5% in the previous quarter. The average copper recovery for the quarter was 93.7% (YTD - 81.9%), higher than the recovery of 84.4% in the previous quarter, reflecting a stable operation of the recently commissioned and ramped up copper concentrator. Both the gold and copper recoveries in the third quarter were slightly ahead of design levels of 90% and 92%, respectively.

Gold Equivalent Payable Production and Sales

In the third quarter of 2025, 119,034 oz AuEq of payable gold were produced and 118,082 oz AuEq of gold were sold. Production in the third quarter of 2025 decreased relative to the comparative period in the prior year, primarily due to the lower design throughput of the upgraded processing plant, partially offset by the higher average gold equivalent grade of ore processed.

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ENVIRONMENT, SOCIAL & GOVERNANCE

Safety

As at September 30, 2025, the Company’s lost-time injury frequency (“LTIF”) was 0.42 and its total recordable injury frequency (“TRIF”) was 0.99. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis. In the third quarter of 2025, the Company reported no lost-time injuries (“LTIs”) or high severity incidents.

During the quarter, the Company continued to implement its comprehensive Next Level Safety program, designed to ensure that no lives are lost or changed due to a workplace incident. In total, 11 training workshops were held on the refreshed fatal risk standards and critical control verification process for underground and surface operations employees, with more than 100 team leaders trained. The Company has also received a final fresh eyes assessment report, undertaken by independent safety experts, to review safety culture, leadership, conditions, and risk competency at the Morelos Complex and an associated action plan is currently under development. In addition, the first “Safety First and Always” workshop was initiated in the quarter, which is designed to be a series of open and in-depth dialogue sessions to be held with all employees and embedded contractors at Morelos about risk choices and risk-taking behaviours, geared to an outcome where individuals are energized to make a renewed commitment to “choose safety” at all times.

Three safety campaigns were conducted during the third quarter: “Prevention is in your Hands”, “Care for your Eyes”, and “I am a Responsible Driver”, with more than 3,200 employees and contractors participating. Campaigns centered on physical activity and healthy eating also continued, aiming to promote employee well-being and prevent chronic-degenerative diseases such as diabetes, hypertension, and dyslipidemia.

Lost-Time Injury Frequency and Total Recordable Injury Frequency Per Million Hours Worked on a Rolling 12-Month Basis: September 2022 – September 2025

Environment & Climate Change

There were no reportable spills or environmental incidents during the third quarter of 2025 and there are currently no material claims, demands, or legal proceedings against the Company related to environmental matters. As such, the Company is on track to achieve its 2025 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

During the third quarter of 2025, the Company received regulatory approval for its third MIA Modification, a permit amendment which allows for expansion of development activities at EPO, broader exploration activities and the transition from hydrochloric acid to nitric acid at the Company’s processing plant.

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Following the commissioning of the Company’s new 8.4 megawatt (MW) solar plant in June, overall, the facility performed reliably during the quarter and continues to contribute renewable energy to meet the site’s energy needs.

Work continues to finalize a water conservation strategy at the Morelos Property focused on water management and recycling targets, which is expected to be finalized by the end of the year.

Community Relations

During the third quarter of 2025, positive and productive relationships were maintained with local communities. The Company continued to implement unique community development agreements (“CODECOPs”) with 12 communities that are in close proximity to the Morelos Complex. The CODECOPs define community investment projects to be delivered in partnership with local communities, as defined by local CODECOP committees.

A number of local programs and campaigns were undertaken during the quarter, many of which focused on youth and education. For example, the Company renewed its “Avanzando Juntos” (Moving Forward Together) scholarship program through an investment of MXN 0.9 million, reaffirming its commitment to support high school and university education in the local municipalities of Cocula, Eduardo Neri and Valerio Trujano. In addition, the Company signed a collaboration agreement with the municipality of Eduardo Neri for the “Caminando por la Educación” (Walking for Education) program. Through a joint investment of over MXN 3.0 million, the initiative provided school shoes to more than 8,600 elementary and secondary students in order to support their family economy and help reduce school dropout rates.

DEVELOPMENT ACTIVITIES

Media Luna

On May 1, 2025, commercial production was declared at the Media Luna mine, concluding the development phase of the Media Luna Project. Among other criteria, the Company considers commercial production reached when construction is substantially complete; mine and mill throughput have averaged over 40% and 60% of design rates for 30 days, respectively; product is saleable; and metallurgical recoveries have averaged at least 60% of the design recovery levels.

During the quarter, $26.2 million (YTD - $39.8 million) of non-sustaining capital expenditures were incurred primarily related to construction of the paste plant and underground paste distribution system, tailings feed supply system, and underground material handling systems. The paste plant facility supplies paste backfill to the stopes utilizing tailings from the newly commissioned processing facility. Construction of the paste plant and paste distribution systems are now complete, and ramp-up well underway with paste delivered to the first stope in September. Significant progress continued in the next phases of the underground material handling systems including the completion of the third ore pass. The final ore and waste pass is on schedule to be completed by the end of the fourth quarter of 2025 and this additional infrastructure will further support the earlier-than-planned ramp up of the mine to full capacity by mid-2026.

As previously reported, non-sustaining capital expenditure guidance was revised upward to $160.0 to $170.0 million (previously $90.0 to $100.0 million) owing to: the scope transfer from 2024 to 2025, the demobilization/remobilization costs following the December fatalities and the associated extension of the mining infrastructure construction period, indirect costs for the extended project period, and a continued aggressive mine development plan, all to support accelerating mining rates to 7,500 tpd ahead of the schedule set out in the Technical Report.

EPO Underground

Development of the main access ramp at EPO continued to track well in the third quarter of 2025 with 436 m completed (out of approximately 2,100 m to the first stope) in favourable development ground conditions. This initial development will enable both access to the orebody for infrastructure construction and timely construction of

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the new north adit in 2026 providing ventilation in support of first ore production expected in late 2026. Development is expected to be capital efficient as the underground mine will be able to leverage the investment made in infrastructure as part of the Media Luna Project, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure.

Additionally, the project team has initiated procurement processes for long-lead equipment supply of both fixed and mobile equipment in support of construction, leveraging specifications and engineering from the recently constructed Media Luna Project. Detailed engineering of specific mine infrastructure has been initiated in parallel with completion of the internal feasibility study, which is expected to be completed in the fourth quarter of 2025.

Based on the internal pre-feasibility study, underground mining rates at EPO are expected to average 1,680 tpd on an annualized basis between 2027 and 2035, based on the inaugural reserve of 781 koz AuEq1, with the option to increase capacity up to 2,300 tpd through additional incremental investment.

As per the internal pre-feasibility study, upfront development costs at EPO are estimated at $81.5 million, including $16.0 million of contingency. Direct costs of $52.0 million include $26.2 million of upfront underground development and construction. During 2025, the Company plans to invest $30.0 to $35.0 million in the development of EPO, which includes costs related to completing an internal feasibility study as well as $5.0 million for an underground exploration decline, that was not included in the pre-feasibility study estimate.

During the third quarter of 2025, $6.9 million (YTD - $15.4 million) of non-sustaining capital expenditures were incurred relating to EPO, including $1.5 million (YTD - $7.1 million) of feasibility study costs, $nil (YTD - $2.9 million) for early works and $5.4 million (YTD - $5.4 million) for other project related costs. Annual non-sustaining capital expenditure guidance on EPO remains unchanged.

Total sustaining capital expenditures over the life of EPO are forecast at $65.7 million, which does not yet consider any future resource definition drilling to upgrade additional resources to reserves and development required to access potential future reserve additions.

To support the life of mine production at EPO, a modification to the Company’s MIA-Integral permit was submitted to SEMARNAT for the construction of a waste dump and the permit amendment was approved by the regulator in July.

During the third quarter of 2025, the EPO internal feasibility study continued to progress as the team finalized the mine design, mine sequence and integrated mine scheduling with Media Luna and the waste dump design. Material takeoffs were developed in support of the capital and operating cost estimating processes. A key focus was further refining the operational strategies for the integrated Media Luna and EPO mine production, operational and constructability reviews, and development of the overall EPO Project execution plan, which includes project aspects and operational readiness.

[1]

For more information on EPO Underground mineral reserves, see table 26 of this MD&A and the Company’s news release titled “Torex Gold Integrates EPO Deposit Into Morelos Mine Plan” issued on September 4, 2024, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

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EXPLORATION AND DRILLING ACTIVITIES

The primary exploration objective for 2025 remains to offset depletion and grow mineral resources within the ELG Underground and Media Luna Underground in order to sustain production well beyond 2030. This effort is focused on supporting the long-term viability of the Morelos Complex through resource delineation and advanced exploration drilling programs that strengthen the resource base and enable future reserve conversion.

The secondary objective for 2025 to define the upside potential within the Media Luna Cluster is well advanced, with the drilling programs north of EPO and at Media Luna West now completed. Media Luna West remains a particular focus in order to support the declaration of a maiden mineral resource in March 2026. The drilling program at EPO, aimed at de-risking reserves to inform future mine planning, is substantially complete. The results from these programs are critical to unlocking the full potential of the Media Luna Cluster and supporting the next phase of production growth across the Morelos Complex.

To date, a total of 104,924 m have been drilled using ten surface and five underground drill rigs, representing approximately 84% of the annual plan. Cumulative expenditures to date total $37.5 million, compared to the annual guidance of $45.0 million. As a result of delayed timing in approvals for drilling at Media Luna East, expenditures were reallocated to EPO reserve drilling in the third quarter, resulting in higher actual expenditures than guided. However, exploration and drilling expenditures for 2025 are on track to achieve guidance on a total basis.

Table 7.

In millions of U.S. dollars		Total Q3 2025 YTD Expenditure	Guided 2025 Expenditure	Total 2024 Expenditure
ELG
ELG infill and step-out drilling (45,000 m) - capitalized[1]	$	8.3	11.0	5.3
ELG drilling (3,000 m) - expensed[2]	$	0.5	1.0	2.6
Media Luna
Media Luna infill and step-out drilling (10,500 m) - capitalized[3]	$	1.6	3.0	—
Media Luna drilling (4,000 m) - expensed[2]	$	0.1	1.0	—
Near-mine
EPO reserve drilling (15,000 m) - capitalized[3]	$	7.8	5.0	10.1
Media Luna Cluster drilling (37,000 m) - expensed[2]	$	14.7	17.0	4.6
Other Morelos exploration and drilling (10,000 m) - expensed[2]	$	3.7	7.0	3.3
Other regional exploration and drilling - expensed[2]	$	0.8	—	—

Total[4]	$	37.5	45.0	25.9

1.	Included in sustaining capital.
2.	Included in exploration and evaluation expenses as reported on the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.
3.

For the year ended December 31, 2025, EPO drilling is included in non-sustaining capital and Media Luna drilling is included in sustaining capital (year ended December 31, 2024 - included in non-sustaining capital).

4.	Excludes definition and grade control drilling costs.

ELG

Drilling results continue to support the objectives of the ELG Underground drilling program, which aims to expand the resource inventory and replace mined reserves in line with the Company’s goal of sustaining annual production above 450,000 oz AuEq beyond 2030. The program is focused on delineating high-grade mineralization extensions along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends.

The Company plans to invest $12.0 million for 48,000 m of drilling at ELG Underground in 2025, using four rigs. The program is centered on advanced exploration and resource categorization, targeting extensions of known mineralization and the conversion of inferred to indicated resources within the main mineralized trends. Drilling

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results to date confirm both the grade and continuity of mineralization within the resource and demonstrate the presence of additional high-grade extensions.

During the third quarter of 2025, a total of 16,198 m was drilled across 75 holes at ELG Underground, totaling 46,972 m drilled year-to-date, which represents approximately 98% of the planned 48,000 m for the year. Assay results are available through the end of July. The focus in the third quarter of 2025 was on the resource delineation program targeting the categorization of inferred resources to indicated resources at the Sub-Sill, El Limón Sur and El Limón Deep trends, totaling 14,489 m (32,120 m drilled year-to-date). Restricted drilling was conducted during the quarter related to the advanced exploration and drill testing programs, targeting extensions of existing resources totaling 1,709 m at the El Limón Sur and El Limón West trends (14,852 m drilled year-to-date).

The latest drilling results are mainly from the central and northern zones of El Limón Sur trend and the central zone of the Sub-Sill trend. Drilling identified second order structures running parallel and to the west of the El Limón Sur and to the east of the Sub-Sill trends, both with high-grade mineralization. As the structures controlling the main trends, these secondary parallel structures acted as conduits for mineralizing fluids, defining a multiple structural system controlling the mineralization along the north-south trending El Limón Sur and Sub-Sill trends. The highest-grade intercept and more continuous mineralization occur at the intersection of these secondary structures and northeast first order structures, primarily at the Z71 and La Flaca faults. The discovery of these new structures shows that the mineralized potential of this deposit is yet to be fully defined and indicates a strong potential to continue to expand resources and replace reserves.

At the El Limón Sur trend, drilling has confirmed the continuity of high-grade mineralization at levels above 750 m.a.s.l. where mineralization remains open laterally. At depth, very high-grade grade mineralization was intercepted down to at least 480 m.a.s.l. opening potential for new inferred resources.

Drilling along the Sub-Sill trend is focused on the main ore shoot near the trend’s intersection with the Z71 fault. The objectives of the program in this area are to upgrade inferred resources to the indicated category, extend resources beyond the current resource boundary, and confirm mineralization continuity and extension at depth. Latest available results have confirmed that high-grade mineralization continues at depth, reaching approximately 500 m.a.s.l, approximately 100 m below the current mining depth and indicate that mineralization is open at depth. Drilling conducted at elevation of 900 m.a.s.l. and above demonstrates that mineralization extends and remains open laterally at those elevations. Drilling conducted in the northern extension of the Sub-Sill trend north from the La Flaca fault intercepted favorable alteration, indicating a strong potential to continue to expand resources.

At El Limón West trend, the resource delineation drilling was resumed in September focused on the recategorization of inferred resources to the indicated category.

Media Luna

The 2025 Media Luna Underground drilling program continues to advance, encompassing both resource delineation and drill testing components. The program includes a total of 14,500 m of drilling, supported by additional underground development to facilitate ongoing exploration activities. Drilling progressed as planned, with 5,850 m completed across 23 holes during the third quarter of 2025, bringing the year-to-date total to 11,359 m representing approximately 78% of the annual plan.

During the third quarter of 2025, drilling efforts were concentrated on the resource delineation program, which aims to upgrade higher potential inferred resources located near existing infrastructure to the indicated category. All holes intersected alteration zones and variable widths of massive sulfide mineralization. To date, a total of 10,741 m across 39 holes have been drilled to support resource estimation and classification.

The drill testing program, designed to extend the mineralization footprint to the south, was initiated in September with the first hole advancing 618 m, representing approximately 15% of the annual plan. This phase of the program will ramp up in October with the addition of a second drill rig. The objective of this program is to test a key structural control associated with the intersection of a north-south structural trend and the west-northwest striking San Miguel fault.

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Near-mine

During the third quarter of 2025, activity within the Media Luna Cluster centered on advancing drilling at EPO, strengthening geological models and refining estimation parameters for the annual resource update, and laying the foundation for the inaugural resource estimate at Media Luna West.

At EPO, 11,958 m were drilled during the quarter, bringing the year-to-date total to 18,883 m. The program ramped up to nine rigs, with surface drilling progressing from north to south, targeting resource categorization and reserve de-risking. Geological models of faults, dykes, and breccias have been updated, as were estimation domains for gold, copper, and silver.

During the third quarter of 2025, a total of 2,829 m was drilled within the Media Luna Cluster (excluding EPO), bringing the year-to-date total to 25,228 m. During August, the 2025 drilling programs at the northern extension of EPO and Media Luna West were completed.

At the north extension of EPO, the drilling program was finalized with a total of 11,992 m in 15 drill holes, of which 1,658 m were drilled during the quarter. Drilling was concentrated on seven north-south sections with a fan arrangement of directional holes. Two-dimensional geological modeling is in progress, pending laboratory results.

At Media Luna West, the 2025 drilling program was also completed, totaling 10,745 m in 15 drill holes. During the third quarter of 2025, 1,171 m were drilled along east-west sections, confirming mineralization continuity in this orientation. The geological information obtained, together with relogging of previous drill holes, supports the ongoing modeling work focused on defining estimation domains for the inaugural resource planned for the annual reserve and resource update in March 2026.

At Media Luna East, the 2025 exploration drilling program is focused on extending mineral resources to the east of Media Luna. Mineralization is primarily controlled by the west-northwest striking San Miguel fault, which is currently being tested through the drilling program from the underground mine to the south. Drilling is expected to commence in the fourth quarter of 2025, pending receipt of permits.

At Todos Santos, work during the third quarter of 2025 focused on refining the geological and structural framework of the projected block in the northern and northwestern areas. Mapping and petrographic studies improved system characterization and identified zones with higher potential for Media Luna type mineralization. The drill plan for the fourth quarter of 2025 was reviewed, with the campaign restart scheduled for early November.

Other Morelos Exploration and Drilling

At El Naranjo, the second phase of the drilling program is underway, with 1,359 m completed in four drill holes during the third quarter of 2025. This phase is aimed at validating the continuity of the phreatomagmatic units along the San Miguel fault, as well as the shallow oxidized mineralization hosted within them, which was intercepted in the first phase of drilling. These sequences have been intersected in all four drill holes, outlining a footprint of at least 180 m, with favorable alteration expressed from surface.

At Atzcala, a preliminary drilling plan for the Los Limónes target has been outlined based on key geological criteria-structural setting, breccia presence, paleosurface proximity, and alteration/mineralization features. Detailed mapping confirmed phreatomagmatic activity along faults, supported by strong pathfinder anomalies and advanced argillic alteration with silica-opal, indicating preserved high-sulfidation zones. An integrated lithological map and revised east-west sections refined the structural model, improving the definition of alteration and mineralization controls and providing a solid foundation for drilling design.

In August, the Ejido Atzcala assembly approved the signing of a Temporary Occupation Agreement covering 1,100 hectares of common land for exploration and exploitation. Negotiations for additional parcels are ongoing, and the environmental permit has been granted.

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Other Regional Exploration and Drilling

During the third quarter of 2025, the Company acquired Reyna Silver. Exploration is expected to commence in the fourth quarter at Batopilas and Gryphon, and drilling will commence in 2026. In October 2025, the Company also acquired Prime Mining, including the advanced stage Los Reyes development project in Sinaloa, Mexico – a highly prospective, high grade, gold and silver deposit.

FINANCIAL CONDITION REVIEW

Summary of the Condensed Consolidated Interim Statements of Financial Position

The following table summarizes key financial position items as at September 30, 2025:

Table 8.

In millions of U.S. dollars	Sep 30, 2025	Dec 31, 2024
Cash and cash equivalents	$107.1	$110.2
Value-added tax receivables	57.4	70.9
Trade Receivables	64.6	14.7
Inventory	189.1	150.1
Deferred income tax assets	150.5	84.5
Property, plant and equipment	1,878.2	1,671.8
Other assets	31.0	37.6

Total assets	$2,477.9	$2,139.8

Accounts payable and accrued liabilities	$181.1	$169.9
Income taxes payable	111.5	143.5
Debt	152.4	62.9
Lease-related obligations	100.0	78.3
Decommissioning liabilities	51.2	37.6
Deferred income tax liabilities	2.0	—
Other liabilities	15.1	16.7

Total liabilities	$613.3	$508.9

Total shareholders’ equity	$1,864.6	$1,630.9

Cash and cash equivalents

The Company ended the third quarter of 2025 with cash and cash equivalents of $107.1 million. The Company primarily holds cash balances in U.S dollars but also holds accounts in Canadian dollars and Mexican pesos for operating and administrative purposes.

Value-added tax (“VAT”) receivables

VAT receivables decreased by $13.5 million compared to December 31, 2024, primarily as a result of a decrease in expenditures on Media Luna, partially offset by the effect of currency translation due to the appreciation of the Mexican peso. The VAT receivables balance fluctuates as additional VAT is paid and refunds are received, as well as with the movement of the Mexican peso exchange rate relative to the U.S. dollar and any provisions. As at September 30, 2025, the VAT receivables of $57.4 million comprises $56.1 million in current assets and $1.3 million in non-current assets.

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Trade receivables

The increase in trade receivables is primarily due the timing of sales and receipts on concentrate sales.

Inventory

The increase in inventory is primarily due to higher stockpile and materials and supplies ending balances both of which include inventory related to Media Luna, as well as higher finished goods due to the timing of production and sales, partially offset by lower in-circuit ending balances.

Deferred income tax assets

The deferred tax asset primarily relates to tax pools and temporary differences in Mexico. The increase in the deferred tax asset is primarily driven by the tax effect of currency translation on the tax base, coupled by higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax.

Property, plant and equipment

Property, plant and equipment increased primarily due to additions of $296.7 million, the acquisition of Reyna Silver exploration and evaluation assets of $27.3 million and an increase in the estimated discounted closure and rehabilitation costs on decommissioning liabilities of $11.9 million, partially offset by depreciation of $118.3 million. Refer to Table 12 for a breakdown of capital expenditures for the nine months ended September 30, 2025.

Other assets

The other assets balance includes prepaid expenses, advances and deposits, derivative contract assets and lease-related assets. The decrease in other assets is primarily due to lower lease-related assets, partially offset by an increase in derivative contract assets.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities has increased since December 31, 2024, primarily due to an increase in the share-based compensation liabilities as a result of the increase in the Company’s share price. The increase in accounts payable and accrued liabilities is partially offset by a decrease in liabilities related to the Media Luna Project which reached commercial production in the second quarter, the timing of payments and the payment of $30.6 million in relation to the site-based employee profit sharing program for 2024 in Mexico in the second quarter of 2025.

Income taxes payable

The decrease in the balance is primarily due to corporate income tax payments of $132.1 million and the 7.5% Mexican mining royalty of $34.7 million paid in the first quarter of 2025 in respect of 2024 (as of January 1, 2025, the mining tax increased to 8.5%), partially offset by current income tax expense of $135.1 million.

Debt

The increase in debt is due to drawdowns of $90.0 million, net, on the Debt Facility to fund the development of the Media Luna Project. The carrying amount of debt is presented net of unamortized deferred finance charges of $2.6 million.

Lease-related obligations

The increase in lease-related obligations is primarily due to lease obligations that were recognized in the nine months ended September 30, 2025 as a result of the commencement of $22.8 million in new leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations, as well as the commencement of the solar plant lease. As at September 30, 2025,

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the lease-related obligations of $100.0 million comprises $26.8 million in current liabilities and $73.2 million in non-current liabilities.

Decommissioning liabilities

Decommissioning liabilities increased by $13.6 million primarily due to the effects of discounting and foreign exchange rate changes, additional disturbances as a result of ongoing mining operations and the development of Media Luna and accretion. As at September 30, 2025, the decommissioning liabilities of $51.2 million are presented as non-current liabilities.

Other liabilities

Other liabilities relates to a non-current share-based compensation liability of $15.1 million.

DEBT FINANCING

Debt Facility

On June 25, 2025, the Company and its Mexican subsidiary (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “SARCA” or “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 million to $350.0 million. The Debt Facility includes an accordion feature for an additional $200.0 million (prior to June 25, 2025 - $150.0 million) in available capacity at the discretion of the Lenders.

As at September 30, 2025, the Company had borrowings of $155.0 million on the Debt Facility and had utilized $13.1 million for letters of credit, reducing the available credit of the Debt Facility to $181.9 million (December 31, 2024 - $65.0 million, $13.7 million and $221.3 million, respectively). During the three and nine months ended September 30, 2025, the Company repaid $75.0 million and drew $90.0 million net, respectively, on the Debt Facility (three and nine months ended September 30, 2024 - drew $5.0 million and $60.0 million, respectively).

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. The SPTs are aligned with the Company’s sustainability targets.

The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to June 25, 2025, the $300.0 Debt Facility matured on December 31, 2027, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at September 30, 2025, the applicable margin was 2.25% (December 31, 2024 - 2.50%). As a result of the Amendment, there was a 0.25% decrease in the applicable interest rate.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As a result of the Amendment, the maximum net leverage ratio increased from 3.0 to 3.5. As at September 30, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

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The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company as at September 30, 2025 were $2,477.9 million (December 31, 2024 - $2,139.8 million), which includes $107.1 million in cash and cash equivalents (December 31, 2024 - $110.2 million).

Net cash generated from operating activities before changes in non-cash operating working capital was $281.6 million for the nine months ended September 30, 2025, compared to net cash generated from operating activities before changes in non-cash operating working capital of $322.6 million for the nine months ended September 30, 2024. The decrease in net cash generated from operating activities before changes in non-cash operating working capital of $41.0 million is largely due to a decrease in gold equivalent ounces sold, higher income taxes paid, higher exploration and evaluation expenses and an increase for the cash settlement of share-based compensation, partially offset by a higher average realized gold price, lower production costs and a higher net realized gain on derivative contracts.

Net cash used in investing activities for the nine months ended September 30, 2025 was $301.0 million compared to $435.2 million for the nine months ended September 30, 2024. Net cash used in investing activities was lower primarily due to lower Media Luna capitalized expenditures and the timing of VAT recoveries, partially offset by the $27.2 million acquisition of Reyna Silver in the third quarter of 2025.

Net cash generated from financing activities for the nine months ended September 30, 2025 related to proceeds from the Debt Facility of $90.0 million, net, partially offset by lease principal payments of $12.1 million, share repurchases of $7.2 million, other borrowing costs paid of $17.1 million and transaction costs paid of $1.0 million. The net cash generated from financing activities for the comparative period related to proceeds from the Debt Facility of $60.0 million, net, partially offset by lease principal payments of $5.7 million, other borrowing costs paid of $2.0 million and transaction costs paid of $0.7 million.

The Company had debt outstanding of $155.0 million as at September 30, 2025 and had $181.9 million available under the Debt Facility with $13.1 million utilized for letters of credit. The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to the amendment, the $300.0 million Debt Facility matured on December 31, 2027.

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna. These purchases were subsequently assigned to financiers who will own the equipment once delivered by the suppliers and then be leased to the Company. In connection with advanced payments made by the financiers to the suppliers ahead of equipment being delivered, the Company executed interest-bearing promissory notes, of which $7.8 million remain outstanding as at September 30, 2025 (December 31, 2024 - $18.0 million). In addition, lease obligations include $72.1 million of leases for this equipment as at September 30, 2025 (December 31, 2024 - $56.9 million).

As at September 30, 2025, the Company’s contractual obligations included long-term land lease agreements with Rio Balsas, Real del Limón, Atzcala, Puente Sur Balsas, Mezcala and Valerio Trujano Ejidos and the individual owners of land parcels within certain of those Ejido boundaries; and contractual commitments related to the purchases of goods, energy and services used in the operations at the Morelos Complex and the Media Luna Project. All long-term land lease agreements can be terminated within one year at the Company’s discretion at any time without penalty.

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the nine months ended September 30, 2025, the Company paid $17.4 million for the 2.5% royalty relating to the fourth quarter of 2024 and the first and second quarters of 2025 (nine months ended September 30, 2024 - $19.1 million relating to the fourth quarter of 2023 and the first and second quarters of 2024). As at September 30, 2025, the Company

27 Torex Gold Resources Inc. | TSX: TXG

accrued $10.2 million for the 2.5% royalty relating to the third quarter of 2025, which was paid in October 2025 (December 31, 2024 - $6.8 million relating to the fourth quarter of 2024, which was paid in January 2025).

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver, and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. In March 2025, the Company paid $39.4 million in respect of the 7.5% and 0.5% mining tax and royalty, respectively, for 2024 (paid in March 2024 - $29.4 million for 2023). As at September 30, 2025, the Company accrued $33.6 million and $7.4 million for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2026, respectively (December 31, 2024 - $34.5 million and $5.1 million accrued for the 7.5% and 0.5% mining tax and royalty, respectively, to be paid in March 2025, respectively).

Gold equivalent payable production in the first quarter of 2025 reflected the four-week shutdown of the processing plant and lower processed grades with depletion of the main El Limón open pit in late 2024. Production in the second quarter reflected ramp up of the flotation circuit with gradual increases in throughput rates and recoveries as well as downtime in May due to a capacitor failure in the ball mill e-house. With the ramp up completed, the Company achieved strong production in the third quarter of 2025, demonstrating the steady state potential of the operations. Based on year-to-date results and assuming guidance metal prices, the Company expects all-in sustaining costs to be at the upper end of the guided range for the year. Given the timing of tax and employee profit sharing payments, the Company’s net cash generated from operating activities is generally weighted towards the second half of the year as was the case in 2024 and 2023.

The trends that affect the Company’s liquidity are further described in the “Economic Trends” section of this MD&A.

For discussion of liquidity risks, refer to sections “Financial Risk Management” and “Risks and Uncertainties” of this MD&A.

Contractual Commitments

Table 9.

In millions of U.S. dollars	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	Greater than 5 years
Operating commitments[1]	$468.7	263.7	180.8	24.2	—
Capital commitments[1]	$60.7	57.3	3.4	—	—
Accounts payable and accrued liabilities	$181.1	181.1	—	—	—
Debt	$192.8	10.1	20.1	162.6	—
Lease-related obligations	$123.3	35.0	44.8	33.9	9.6

Total	$1,026.6	547.2	249.1	220.7	9.6

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at September 30, 2025, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at September 30, 2025 is $82.0 million relating to the power purchase agreement.

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OUTSTANDING SHARE DATA

Table 10.

Outstanding Share Data as at November 4, 2025	Number[1]
Torex Shares	96,140,134
Restricted share units[2,3]	598,897
Performance share units[4]	744,640
Prime Mining stock options[5]	358,643
Prime Mining warrants[6]	14,301

1.

In addition to the above, the Company has 1,317 deferred share units (“DSUs”) outstanding. The DSUs are cash settled and therefore they have been excluded from the outstanding share data as at November 4, 2025.

2.	Each restricted share unit is redeemable for one (i) Torex Share or (ii) its cash equivalent, less applicable tax withholdings.
3.

The balance includes both Restricted Share Units (“RSUs”) and Employee Restricted Share Units (“ERSUs”) issued under the Restricted Share Plan (“RSU Plan”) and the Employee Share Unit (“ESU Plan”), respectively.

4.

The number of performance share units that vest is determined by multiplying the number of units granted to the participant, and outstanding at the vesting date, by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be settled may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a group of comparable companies over the applicable period. Under the terms of the plan, the Board of Directors is authorized to determine the adjustment factor.

5.

As of January 1, 2022, the Company ceased the issuance of new stock options and the plan was terminated in March 2025 as the last of the outstanding options were exercised. On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the Prime Mining stock options. An option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining Share that was issuable upon the exercise of such Prime Mining stock options (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining stock options on October 21, 2025, there are 358,643 Torex Shares issuable upon the exercise of such options at an exercise price equal to the exercise price of the Prime Mining stock options divided by 0.060 (rounded up to the nearest whole cent).

6.

On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the Prime Mining warrants. A warrant holder is entitled to receive 0.060 of a Torex Share for each Prime Mining Share that was issuable upon the exercise of such warrants (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining warrants on October 21, 2025, there are 14,301 Torex Shares issuable upon the exercise of such warrants.

Normal course issuer bid

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company is authorized to purchase up to 7,116,777 of Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025.

During the nine months ended September 30, 2025, the Company repurchased 239,204 Torex Shares for $7.2 million (C$10.0 million) at an average price per share of $30.20 (C$41.79). The book value of the cancelled shares was $2.7 million and was recognized as a reduction to share capital and $4.5 million as a reduction to retained earnings in the Condensed Consolidated Interim Statements of Financial Position. No Torex Shares were repurchased or cancelled during the year ended December 31, 2024.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, total cash costs margin, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt, available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

Total Cash Costs

Total cash costs is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company reports total cash costs on both a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales and net cash generated from operating activities, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Total cash costs on a by-product basis are calculated as production costs, excluding temporary suspension costs where applicable, and royalties less by-product sales and including treatment, refining and other cost deductions. Total cash costs on a gold equivalent basis are calculated as production costs, excluding temporary suspension costs where applicable, and royalties and treatment, refining and other cost deductions. Total cash costs on both a by-product basis and a gold equivalent basis are adjusted for realized (gains) losses on foreign currency contracts where applicable. For 2025, the Company’s foreign currency contracts were entered into to manage the foreign currency risk on operating expenditures and therefore are adjusted in total cash costs.

All-In Sustaining Costs (“AISC”)

AISC is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgement by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

30 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

The following table provides a reconciliation of total cash costs and all-in sustaining costs to production costs and royalties as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 11.

		Three Months Ended			Nine Months Ended
In millions of U.S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Gold sold	oz	94,626	63,493	122,130	217,875	347,285
Total cash costs per oz sold
Production costs		$140.0	115.1	112.9	311.3	326.7
Royalties		$13.6	8.6	8.6	28.2	23.0
Less: Silver sales[1]		$(20.0)	(10.2)	(2.2)	(31.3)	(5.3)
Less: Copper sales[1]		$(61.8)	(33.4)	(6.2)	(96.4)	(13.7)
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized gain on foreign currency contracts		$(2.8)	(1.4)	—	(4.6)	—

Total cash costs		$71.4	79.9	113.1	210.8	330.7
Total cash costs per oz sold	$/oz	755	1,258	926	968	952
All-in sustaining costs per oz sold
Total cash costs		$71.4	79.9	113.1	210.8	330.7
General and administrative costs[2]		$9.2	7.8	8.8	25.7	24.1
Reclamation and remediation costs		$1.3	1.1	1.0	3.4	3.5
Sustaining capital expenditure		$32.1	29.4	11.6	75.1	51.0

Total all-in sustaining costs		$114.0	118.2	134.5	315.0	409.3
Total all-in sustaining costs per oz sold	$/oz	1,205	1,862	1,101	1,446	1,179

Gold equivalent sold[3]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Total cash costs per oz AuEq sold
Production costs		$140.0	115.1	112.9	311.3	326.7
Royalties		$13.6	8.6	8.6	28.2	23.0
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized gain on foreign currency contracts		$(2.8)	(1.4)	—	(4.6)	—

Total cash costs		$153.2	123.5	121.5	338.5	349.7
Total cash costs per oz AuEq sold[3]	$/oz AuEq	1,297	1,606	969	1,324	984
All-in sustaining costs per oz AuEq sold
Total cash costs		$153.2	123.5	121.5	338.5	349.7
General and administrative costs[2]		$9.2	7.8	8.8	25.7	24.1
Reclamation and remediation costs		$1.3	1.1	1.0	3.4	3.5
Sustaining capital expenditure		$32.1	29.4	11.6	75.1	51.0

Total all-in sustaining costs		$195.8	161.8	142.9	442.7	428.3
Total all-in sustaining costs per oz AuEq sold[3]	$/oz AuEq	1,658	2,103	1,139	1,732	1,205

31 Torex Gold Resources Inc. | TSX: TXG

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a loss of $10.7 million, loss of $6.2 million and loss of $3.9 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and a loss of $24.5 million and loss of $8.9 million for the nine months ended September 30, 2025 and September 30, 2024, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $0.1 million, $nil and $nil for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, $0.2 million and $0.1 million for the nine months ended September 30, 2025 and September 30, 2024, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.0 million or $21/oz ($17/oz AuEq) for the three months ended September 30, 2025, $1.8 million or $28/oz ($23/oz AuEq) for the three months ended June 30, 2025, $1.6 million or $13/oz ($13/oz AuEq) for the three months ended September 30, 2024, $6.1 million or $28/oz ($24/oz AuEq) for the nine months ended September 30, 2025 and $5.5 million or $16/oz ($15/oz AuEq) for the nine months ended September 30, 2024. This amount excludes other expenses totalling $nil, $nil and $2.4 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and $nil and $5.7 million for the nine months ended September 30, 2025 and September 30, 2024, respectively.

3.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

The following table provides a reconciliation of capital expenditures to additions to property, plant and equipment as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 12.

		Three Months Ended			Nine Months Ended
In millions of U. S. dollars		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Sustaining[1]	$	32.1	29.4	11.6	75.1	49.6
Capitalized Stripping (Sustaining)	$	—	—	—	—	1.4

Total Sustaining	$	32.1	29.4	11.6	75.1	51.0

Non-sustaining
Media Luna Project[2,3]	$	26.2	48.9	113.9	130.6	348.5
EPO Project	$	6.9	4.5	—	15.4	—
Media Luna Cluster Drilling and Other	$	5.7	1.9	4.4	7.8	7.6
Working Capital Changes and Other	$	(10.0)	16.1	14.4	56.3	18.8

Capital expenditures[4]	$	60.9	100.8	144.3	285.2	425.9

1.

Sustaining capital expenditures includes lease payments (principal and interest) of $7.1 million, $4.8 million and $1.0 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and $12.7 million and $2.8 million for the nine months ended September 30, 2025 and September 30, 2024, respectively.

2.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $1.1 million and $1.4 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and $5.1 million and $2.9 million for the nine months ended September 30, 2025 and September 30, 2024, respectively.

3.

This amount includes a realized gain (or an increase in the capitalized expenditures) of $nil, $nil and gain of $0.1 million for the three months ended September 30, 2025, June 30, 2025, and September 30, 2024, respectively, and $nil and gain of $1.4 million for the nine months ended September 30, 2025 and September 30, 2024, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

4.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Average Realized Gold Price and Total Cash Costs Margin

Average realized gold price and total cash costs margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to better understand the gold price and margin realized throughout a period.

Average realized gold price on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver sales and copper sales, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts where applicable, divided by ounces of gold sold. Average realized gold price on a gold equivalent basis is calculated as revenue

32 Torex Gold Resources Inc. | TSX: TXG

per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts where applicable, divided by ounces of gold equivalent sold. Total cash costs margin per oz sold reflects average realized gold price per oz sold, less total cash costs per oz sold on both a by-product and gold equivalent basis.

Reconciliation of Average Realized Gold Price and Total Cash Costs Margin to Revenue

The following table provides a reconciliation of average realized gold price and total cash costs margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 13.

		Three Months Ended			Nine Months Ended
In millions of U. S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Gold sold	oz	94,626	63,493	122,130	217,875	347,285
Revenue		$416.4	253.9	313.7	840.3	820.5
Less: Silver sales[1]		$(20.0)	(10.2)	(2.2)	(31.3)	(5.3)
Less: Copper sales[1]		$(61.8)	(33.4)	(6.2)	(96.4)	(13.7)
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—

Less: Realized loss on gold contracts		$(1.3)	(1.3)	(22.8)	(3.4)	(44.2)
Total proceeds		$335.7	210.2	282.5	712.8	757.3
Average realized gold price	$/oz	3,548	3,311	2,313	3,272	2,181
Less: Total cash costs	$/oz	755	1,258	926	968	952

Total cash costs margin	$/oz	2,793	2,053	1,387	2,304	1,229
Total cash costs margin	%	79	62	60	70	56

Gold equivalent sold[2]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Revenue		$416.4	253.9	313.7	840.3	820.5
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(22.8)	(3.4)	(44.2)

Total proceeds		$417.5	253.8	290.9	840.5	776.3
Average realized gold price	$/oz AuEq	3,536	3,299	2,313	3,289	2,181
Less: Total cash costs[2]	$/oz AuEq	1,297	1,606	969	1,324	984

Total cash costs margin[2]	$/oz AuEq	2,239	1,693	1,344	1,965	1,197
Total cash costs margin	%	63	51	58	60	55

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

All-in Sustaining Costs Margin and All-in Sustaining Costs Margin Per Oz Sold

AISC margin and AISC margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to evaluate the Company’s performance and ability to generate operating income to fund its

33 Torex Gold Resources Inc. | TSX: TXG

capital investment and service its debt. AISC margin on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver and copper sales, and adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts where applicable, and AISC. AISC margin on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less treatment, refining and other cost deductions and realized gains (losses) on gold contracts where applicable, and AISC. All-in sustaining costs margin per oz sold reflects the average realized gold price per oz sold less all-in sustaining costs per oz sold on both a by-product and gold equivalent basis.

Reconciliation of All-in Sustaining Costs Margin to Revenue

The following table provides a reconciliation of all-in sustaining costs margin to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 14.

		Three Months Ended			Nine Months Ended
In millions of U. S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Gold sold	oz	94,626	63,493	122,130	217,875	347,285
Revenue		$416.4	253.9	313.7	840.3	820.5
Less: Silver sales[1]		$(20.0)	(10.2)	(2.2)	(31.3)	(5.3)
Less: Copper sales[1]		$(61.8)	(33.4)	(6.2)	(96.4)	(13.7)
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(22.8)	(3.4)	(44.2)
Less: All-in sustaining costs		$(114.0)	(118.2)	(134.5)	(315.0)	(409.3)

All-in sustaining costs margin		$221.7	92.0	148.0	397.8	348.0

Average realized gold price	$/oz	3,548	3,311	2,313	3,272	2,181
Total all-in sustaining costs margin	$/oz	2,343	1,449	1,212	1,826	1,002
Total all-in sustaining costs margin	%	66	44	52	56	46

Gold equivalent sold[2]	oz AuEq	118,082	76,922	125,414	255,572	355,410
Revenue		$416.4	253.9	313.7	840.3	820.5
Add: Treatment, refining and other cost deductions		$2.4	1.2	—	3.6	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(22.8)	(3.4)	(44.2)
Less: All-in sustaining costs		$(195.8)	(161.8)	(142.9)	(442.7)	(428.3)

All-in sustaining costs margin		$221.7	92.0	148.0	397.8	348.0

Average realized gold price	$/oz AuEq	3,536	3,299	2,313	3,289	2,181
Total all-in sustaining costs margin[2]	$/oz AuEq	1,878	1,196	1,174	1,557	976
Total all-in sustaining costs margin	%	53	36	51	47	45

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

34 Torex Gold Resources Inc. | TSX: TXG

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these metrics to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income (loss) adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs where applicable, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, impairment losses, (gains) losses on remeasurement of share-based payments, derecognition of provisions for uncertain tax positions and the tax effect of currency translation on tax base, net of the tax effect of these adjustments. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

Reconciliation of Adjusted Net Earnings to Net Income

The following table provides a reconciliation of adjusted net earnings to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 15.

		Three Months Ended			Nine Months Ended
In millions of U. S. dollars, unless otherwise noted		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Basic weighted average shares outstanding	shares	86,095,076	86,205,585	85,986,516	86,142,060	85,973,657
Diluted weighted average shares outstanding	shares	87,458,380	87,548,439	87,071,146	87,382,825	86,725,279
Net income		$114.4	83.2	29.2	236.6	74.2
Adjustments:
Unrealized foreign exchange (gain) loss		$(8.1)	2.4	(0.3)	(6.4)	1.6
Unrealized loss (gain) on derivative contracts		$1.4	(5.0)	(6.5)	(6.8)	(0.3)
Loss on remeasurement of share-based payments		$10.7	6.2	3.9	24.5	8.9
Derecognition of provisions for uncertain tax positions		$—	—	—	(9.2)	(12.1)
Tax effect of above adjustments		$2.0	0.8	2.1	4.0	(0.4)
Tax effect of currency translation on tax base		$(17.0)	(43.8)	37.1	(59.6)	81.9

Adjusted net earnings		$103.4	43.8	65.5	183.1	153.8
Per share – Basic	$/share	1.20	0.51	0.76	2.13	1.79
Per share – Diluted	$/share	1.18	0.50	0.75	2.10	1.77

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The

35 Torex Gold Resources Inc. | TSX: TXG

Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs (if applicable), the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 16.

In millions of U. S. dollars	Three Months Ended			Nine Months Ended
	Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Net income	$114.4	83.2	29.2	236.6	74.2
Finance costs (income), net	$7.2	5.2	(0.3)	15.0	(3.0)
Depreciation and amortization[1]	$53.9	28.9	48.6	114.8	144.3
Current income tax expense	$94.5	34.6	55.4	135.1	106.7
Deferred income tax (recovery) expense	$(34.7)	(37.8)	22.4	(64.0)	54.4

EBITDA	$235.3	114.1	155.3	437.5	376.6

Adjustments:
Unrealized loss (gain) on derivative contracts	$1.4	(5.0)	(6.5)	(6.8)	(0.3)
Unrealized foreign exchange (gain) loss	$(8.1)	2.4	(0.3)	(6.4)	1.6
Loss on remeasurement of share-based payments	$10.7	6.2	3.9	24.5	8.9

Adjusted EBITDA	$239.3	117.7	152.4	448.8	386.8

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment), as well as net changes in value-added tax receivables (non-cash working capital for investing activities). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

In the first quarter of 2025, the Company revised the calculation of free cash flow to include net changes in value-added tax receivables (non-cash working capital within investing activities), which were previously excluded. The prior periods have been recast to conform with this change. The Company believes that this disclosure more consistently treats all cash flows on capital expenditures. As a result, free cash flow reflects total cash flows related to capital expenditures.

36 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

The following table provides a reconciliation of free cash flow to net cash generated from operating activities as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 17.

		Three Months Ended			Nine Months Ended
In millions of U. S. dollars		Sep 30, 2025	Jun 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Net cash generated from operating activities	$	186.8	67.8	149.5	244.7	326.7
Less:
Additions to property, plant and equipment[1]	$	(60.9)	(100.8)	(144.3)	(285.2)	(425.9)
Value-added tax receivables, net[2]	$	(0.8)	6.3	3.2	13.1	(4.1)
Lease payments	$	(4.8)	(3.9)	(2.5)	(12.1)	(5.7)
Interest and other borrowing costs paid[3]	$	(7.8)	(6.9)	(3.4)	(18.8)	(7.2)

Free cash flow	$	112.5	(37.5)	2.5	(58.3)	(116.2)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows.
3.	Including borrowing costs capitalized to property, plant and equipment.

Net debt

Net debt is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Net debt is defined as total cash and cash equivalents and short-term investments less lease-related obligations and debt, adjusted to exclude unamortized deferred finance charges, at the end of the period. This measure is used by management, and may be used by certain investors, to measure the Company’s debt leverage.

Reconciliation of Net debt to Cash and Cash Equivalents

The following table provides a reconciliation of net debt to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 18.

In millions of U. S. dollars		Sep 30, 2025	Jun 30, 2025	Dec 31, 2024	Sep 30, 2024
Cash and cash equivalents	$	107.1	103.0	110.2	114.5
Less:
Debt	$	(152.4)	(227.2)	(62.9)	(57.7)
Lease-related obligations	$	(100.0)	(98.9)	(78.3)	(69.4)
Deferred finance charges	$	(2.6)	(2.8)	(2.1)	(2.3)

Net debt	$	(147.9)	(225.9)	(33.1)	(14.9)

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

37 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Available Liquidity to Cash and Cash Equivalents

The following table provides a reconciliation of available liquidity to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 19.

In millions of U.S. dollars	Sep 30, 2025	Jun 30, 2025	Dec 31, 2024	Sep 30, 2024
Cash and cash equivalents	$107.1	103.0	110.2	114.5
Add: Available credit of the Debt Facility	$181.9	106.1	221.3	232.1

Available liquidity	$289.0	209.1	331.5	346.6

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

38 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Unit Cost Measures to Production Costs

The following table provides a reconciliation of unit cost measures to production costs as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 20.

	Three Months Ended						Nine Months Ended
In millions of U.S. dollars, unless otherwise noted	Sep 30, 2025		Jun 30, 2025		Sep 30, 2024		Sep 30, 2025		Sep 30, 2024
Gold sold (oz AuEq)	118,082		76,922		125,414		255,572		355,410
Gold sold (oz)	94,626		63,493		122,130		217,875		347,285
Tonnes mined - ELG open pit (kt)	251		1,042		5,838		1,965		23,488
Tonnes mined - ELG underground (kt)	272		254		196		713		559
Tonnes mined - Media Luna underground (kt)[1]	566		289		72		855		120
Tonnes processed (kt)	1,040		809		1,186		2,553		3,582
Total cash costs:
Total cash costs ($) - gold equivalent basis	153.2		123.5		121.5		338.5		349.7
Total cash costs per oz AuEq sold ($)	1,297		1,606		969		1,324		984
Total cash costs ($) - gold only basis	71.4		79.9		113.1		210.8		330.7
Total cash costs per oz sold ($)	755		1,258		926		968		952
Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	2.2	8.75	7.9	7.61	25.2	4.32	16.1	8.19	88.7	3.78
Mining - ELG underground	21.0	77.17	17.9	70.34	18.3	93.21	53.9	75.63	48.9	87.49
Mining - Media Luna underground[1]	25.4	44.88	12.7	43.95	—	—	38.1	44.56	—	—
Processing	45.3	43.56	39.0	48.31	48.7	41.13	109.5	42.88	137.2	38.31
Site support	23.9	22.98	19.3	23.80	14.3	12.06	51.3	20.09	43.0	12.00
Mexican profit sharing (PTU)	7.7	7.40	7.2	8.90	5.0	4.22	17.0	6.66	14.5	4.05
Capitalized stripping	—		—		—		—		(1.4)
Inventory movement	7.4		4.8		0.6		10.7		(6.2)
Other	7.1		6.3		0.8		14.7		2.0

Production costs	140.0		115.1		112.9		311.3		326.7

1.	Media Luna underground tonnes mined and mining costs for 2025 are reported post the declaration of commercial production on May 1, 2025.

39 Torex Gold Resources Inc. | TSX: TXG

ADDITIONAL IFRS FINANCIAL MEASURES

The Company has included the additional IFRS measures “Earnings from mine operations” and “Net cash generated from operating activities before changes in non-cash operating working capital” in its financial statements.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, investments made in respect of sustaining capital expenditures, and costs of corporate general and administrative expenses, exploration and evaluation expenses, other expenses, foreign exchange gains and losses, derivative gains and losses, finance costs and income, and taxation.

“Net cash generated from operating activities before changes in non-cash operating working capital” provides useful information to management and investors as an indication of the cash flows from operations before consideration of the impact of changes in operating working capital in the period.

ECONOMIC TRENDS

The market price for gold and foreign currency exchange rates are the most significant external factors that affect the Company’s financial performance.

Table 21.

		Three Months Ended		Nine Months Ended
		Sep 30, 2025	Sep 30, 2024	Sep 30, 2025	Sep 30, 2024
Average market spot prices[1]
Gold	$/oz	3,457	2,474	3,201	2,296
Closing market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	18.4	19.6	18.4	19.6
Canadian dollar : U.S. dollar	C$ : $	1.39	1.35	1.39	1.35
Average market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	18.6	18.9	19.5	17.7
Canadian dollar : U.S. dollar	C$ : $	1.38	1.36	1.40	1.36

1.	Based on the LBMA PM fix.
2.	Sources: Bank of Mexico for the Mexican peso and Bank of Canada for the Canadian dollar.

Metal prices

The Company’s profitability and operating cash flows are significantly impacted by the price of gold.

From December 31, 2024 to September 30, 2025 based on closing prices, gold prices increased 47%. From December 31, 2023 to September 30, 2024 based on closing prices, gold prices increased 27%. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. As at September 30, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 42,750 oz of gold between October 2025 and December 2025. For details of the remaining gold put option contracts, refer to Table 25.

40 Torex Gold Resources Inc. | TSX: TXG

Foreign exchange rates

The functional currency of the Company and its subsidiaries is the U.S. dollar, and it is, therefore, exposed to financial risk related to foreign exchange rates.

Changes in exchange rates are expected to have an impact on the Company’s results. In particular, approximately 65% of the Company’s payments for the nine months ended September 30, 2025 were incurred in Mexican pesos. In addition, the Company is exposed to foreign exchange risk on its non-U.S. dollar denominated monetary assets and liabilities. The average exchange rates of the Mexican peso relative to the U.S. dollar were 19.5 and 17.7 pesos to $1 for the nine months ended September 30, 2025 and 2024, respectively, representing a 10.1% depreciation in the Mexican peso. To manage the foreign currency risk during the development of the Media Luna Project in 2023 and 2024 and on operating expenditures in 2025, the Company entered into a series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso.

As at September 30, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $27.0 million between October 2025 and December 2025 have a weighted average put strike (floor) rate of 19.65:1 and a weighted average call strike (ceiling) rate of 21.58:1. For details of the remaining foreign exchange collar contracts, refer to Table 23. To further manage the foreign currency risk on operating expenditures in 2025, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso in 2024. As at September 30, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 231.1 million for $11.0 million between October 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1. For details of the remaining foreign exchange forward contracts, refer to Table 24.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results for the Eight Most Recently Completed Quarters

Table 22.

		2025			2024			2023
In millions of U.S. dollars, unless otherwise noted		Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31
Financial Results
Revenue	$	416.4	253.9	170.0	295.0	313.7	270.3	236.5	282.4
Net income	$	114.4	83.2	39.0	60.4	29.2	1.9	43.1	50.4
Per share – Basic	$/share	1.33	0.97	0.45	0.70	0.34	0.02	0.50	0.59
Per share – Diluted	$/share	1.31	0.95	0.45	0.69	0.34	0.02	0.50	0.58

For each of the eight most recently completed quarters, the financial data was prepared in accordance with IFRS. The presentation and functional currency are in U.S. dollars. The quarterly results are unaudited. Sum of all the quarters may not add up to annual or year-to-date totals due to rounding.

Net income has fluctuated based on, among other factors, the quantity and grade of ore mined and processed, metal prices, foreign exchange rates, current and deferred income tax recoveries and expenses, cost of reagents consumed, and interest income. Metal prices affect the Company’s realized sales prices of its production and gains and losses on commodity derivative contracts entered into. Fluctuations in the value of the Mexican peso and Canadian dollar relative to the U.S. dollar affect the Company’s operating and corporate expenses, foreign currency derivative gains and losses, income taxes, and the value of non-U.S. dollar denominated monetary assets and liabilities such as cash, VAT receivables, accounts payable and lease-related obligations. Changes in

41 Torex Gold Resources Inc. | TSX: TXG

the value of the Mexican peso also impact the tax basis of non-monetary assets and liabilities considered in the Company’s deferred tax assets and liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Refer to Note 3 in the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and Notes 3 and 4 in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2025 and Note 3 in the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

FINANCIAL RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include liquidity risk, interest rate risk, foreign currency risk and commodity price risk, and are detailed in Note 24 of the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Foreign Currency Risk

Foreign Exchange Zero-Cost Collars

In 2024, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025 for a total notional value of $123.7 million, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1.

As at September 30, 2025, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $27.0 million between October 2025 and December 2025 have a weighted average put strike (floor) rate of 19.65:1 and a weighted average call strike (ceiling) rate of 21.58:1.

In October 2025, the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0 million, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. The Company intends to enter into additional foreign currency contracts to hedge against changes in foreign exchange rates of the MXN on a rolling 24-month basis.

42 Torex Gold Resources Inc. | TSX: TXG

Table 23.

Settlement Date (Quarter)	Weighted Average Put Strike (Floor) Rate (MXN/USD)	Weighted Average Call Strike (Ceiling) Rate (MXN/USD)	Weighted Average Collar Amount (USD)
Q4 2025	19.65	21.58	27,000,000
Q1 2026	18.50	20.20	3,000,000
Q2 2026	18.50	20.20	3,000,000
Q3 2026	18.50	20.20	3,000,000
Q4 2026	18.50	20.20	3,000,000
Q1 2027	18.50	20.20	3,000,000
Q2 2027	18.50	20.20	3,000,000
Q3 2027	18.50	20.20	3,000,000

Total	19.15	20.98	48,000,000

Foreign Exchange Forwards

In 2024, the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

As at September 30, 2025, the MXN/USD foreign exchange forwards are for the purchase of MXN 231.1 million for $11.0 million between October 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

Table 24.

Settlement Date (Quarter)	Weighted Average Foreign Exchange Rate (MXN/USD)	Weighted Average Forward Amount (USD)
Q4 2025	21.01	11,000,000

Total	21.01	11,000,000

Commodity Price Risk

Gold Put Options

In January 2025, the Company entered into gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz.

As at September 30, 2025, the outstanding gold put options had a strike price of $2,500 per oz to sell 42,750 oz of gold between October 2025 and December 2025.

Table 25.

Settlement Date (Quarter)	Weighted Average Strike Price ($/oz)	Quantity (oz)
Q4 2025	2,500	42,750

Total	2,500	42,750

Quotational Period Hedges

Subsequent to September 30, 2025, the Company entered into QP Hedges to mitigate exposure to silver and copper price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement

43 Torex Gold Resources Inc. | TSX: TXG

prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. Given pricing elections by certain customers during the quarter, the Company entered into QP Hedges on 238,750 ounces of silver and 1,050 tonnes of copper to achieve this price. These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they will be classified as financial instruments measured at FVTPL, with changes in fair value recognized in the Consolidated Statements of Operations and Comprehensive Income in the period in which they arise.

RISKS AND UNCERTAINTIES

The Company is subject to various operational, financial, compliance and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Notes”.

Management monitors the principal risks and uncertainties to the Company’s business, financial condition, and results of operations for new or elevated risks and supplements, when necessary, its disclosure under “Financial Risk Management” and below. Readers are cautioned that no enterprise risk management framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated.

The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control.

For a comprehensive discussion of risks faced by the Company, which may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design of internal controls over financial reporting as defined by NI 52-109 as at September 30, 2025. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting were designed effectively as at September 30, 2025.

There was no change in the Company’s internal control over financial reporting that occurred during the third quarter of 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the

44 Torex Gold Resources Inc. | TSX: TXG

disclosure controls and procedures, that as at September 30, 2025, the Company’s disclosure controls and procedures have been designed effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

QUALIFIED PERSONS

The scientific and technical information contained in this MD&A pertaining to metal production has been reviewed and approved by Miguel Pimentel Casafranca, P.Eng., Vice President, Metallurgy and Process Engineering of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral resources, drilling and exploration programs and results have been reviewed and approved by Rochelle Collins, P.Geo., Principal, Mineral Resources of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral reserves and production guidance has been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., Vice President, Mines Technical Services of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

All other scientific and technical information contained in this MD&A has been reviewed and approved by Dave Stefanuto, P. Eng., Executive Vice President, Technical Services and Capital Projects of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

45 Torex Gold Resources Inc. | TSX: TXG

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, is filed on SEDAR+ at www.sedarplus.ca, and is available upon request from the Company.

Mineral Reserve Estimate – Morelos Complex (December 31, 2024)2*

Table 26.

	Tonnes (kt)	Au (gpt)	Ag (gpt)	Cu (%)	Au (koz)	Ag (koz)	Cu (Mlb)	AuEq (gpt)	AuEq (koz)
Media Luna Underground
Proven	2,834	3.14	31.0	1.01	286	2,826	63	5.18	471
Probable	21,347	2.42	24.7	0.86	1,661	16,962	404	4.14	2,840
Proven & Probable	24,180	2.50	25.5	0.88	1,946	19,788	467	4.26	3,311

ELG Underground
Proven	1,441	4.89	8.0	0.26	226	372	8	5.41	251
Probable	2,578	4.47	7.9	0.24	370	657	14	4.96	411
Proven & Probable	4,019	4.62	8.0	0.25	597	1,029	22	5.12	662

EPO Underground
Proven	—	—	—	—	—	—	—	—	—
Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781
Proven & Probable	5,029	2.27	29.8	1.29	367	4,820	143	4.83	781

ELG Open Pit
Proven	62	2.78	8.3	0.14	6	16	0	2.86	6
Probable	883	2.53	12.6	0.37	72	357	7	2.68	76
Proven & Probable	945	2.55	12.3	0.36	77	373	7	2.69	82

Surface Stockpiles
Proven	6,235	1.19	4.2	0.12	239	842	16	1.30	261
Probable	—	—	—	—	—	—	—	—	—
Proven & Probable	6,235	1.19	4.2	0.12	239	842	16	1.30	261

Total Morelos Complex
Proven	10,571	2.23	11.9	0.37	756	4,056	87	2.91	988
Probable	29,836	2.57	23.8	0.86	2,470	22,796	568	4.28	4,108
Proven & Probable	40,408	2.48	20.7	0.74	3,226	26,851	656	3.92	5,096

Notes to accompany the mineral reserve table:

1.	Mineral reserves were developed in accordance with CIM (2014) guidelines.
2.	Mineral reserves are founded on measured and indicated mineral resources, with an effective date of December 31, 2024 (unless otherwise noted).
3.

Rounding may result in apparent summation differences between tonnes, grade, and contained metal content. Surface Stockpile mineral reserves are estimated using production and survey data and apply the gold equivalent (“AuEq”) formula for the intended processing method.

4.	AuEq of Total Morelos Complex is established from combined contributions of the various deposits.
5.	The qualified person for the mineral reserve estimate is Johannes (Gertjan) Bekkers, P. Eng., VP of Mines Technical Services.
6.	The qualified person is not aware of mining, metallurgical, infrastructure, permitting, or other factors that materially affect the mineral reserve estimates.

Notes to accompany the Media Luna Underground mineral reserves:

1.	Media Luna Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.4 gpt AuEq.
2.

Media Luna Underground cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz gold (“Au”), $19/oz silver (“Ag”) and $3.50/lb copper (“Cu”) and metal recoveries of 90% Au, 86% Ag, and 93% Cu.

3.	Mineral reserves within designed mine shapes assume long-hole open stoping, supplemented with mechanized cut-and-fill mining and includes estimates for dilution and mining losses.
4.	Media Luna Underground (including Media Luna surface stockpiles) AuEq = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Underground mineral reserves:

1.	El Limón Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.8 gpt AuEq and an in-situ incremental cut-off grade of 1.6 gpt AuEq.
2.

Cut-off grades and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 90% Au, 86% Ag, and 93% Cu, accounting for the planned copper concentrator.

3.	Mineral reserves within designed mine shapes assume mechanized cut and fill supplemented with long hole mining method and include estimates for dilution and mining losses.
4.	ELG Underground AuEq = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533), accounting for metal prices and metallurgical recoveries.

Notes to accompany the EPO Underground mineral reserves:

1.	Mineral reserves for EPO Underground have an effective date of June 30, 2024.
2.	*Mineral reserves are based on EPO Underground indicated mineral resources with an effective date of December 31, 2023.
3.	EPO Underground mineral reserves are reported above an in-situ ore cut-off grade of 2.5 gpt AuEq.

46 Torex Gold Resources Inc. | TSX: TXG

4.	EPO Underground cut-off grade and mining shapes are considered appropriate for a metal price of $1,500/oz Au, $19/oz Ag, and $3.50/lb Cu and metal recoveries of 87% Au, 85% Ag, and 92% Cu.
5.	Mineral reserves within designed mine shapes assume long-hole open stoping and include estimates for dilution and mining losses.
6.	EPO Underground AuEq = Au (gpt) + Ag (gpt) * (0.0124) + Cu (%) * (1.6920), accounting for metal prices and metallurgical recoveries.

Notes to accompany the ELG Open Pit mineral reserves and Surface Stockpiles:

1.	ELG Open Pit mineral reserves are reported above an in-situ cut-off grade of 1.2 gpt Au and including low grade mineral reserves are reported above an in-situ cut-off grade of 0.88 gpt Au.
2.	It is planned that ELG low grade mineral reserves within the designed pit will be stockpiled during pit operation and processed during pit closure.
3.	Mineral reserves within the designed pit include assumed estimates for dilution and ore losses.
4.	Cut-off grades and designed pits are considered appropriate for a metal price of $1,500/oz Au and metal recovery of 89% Au.
5.	Mineral reserves are reported using an Au price of $1,500/oz, Ag price of $19/oz, and Cu price of $3.50/lb.
6.	Average metallurgical recoveries of 89% for Au, 30% for Ag, and 15% for Cu.
7.	ELG Open Pit (including open pit surface stockpiles) AuEq = Au (gpt) + Ag (gpt) * (0.0043) + Cu (%) * (0.2697), accounting for metal prices and metallurgical recoveries.

CAUTIONARY NOTES

Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to the future mining, development, exploration and drilling plans concerning the Morelos Property, Los Reyes, Batopilas, Guigui, Gryphon and Medicine Springs; the adequacy of the Company’s financial resources; plans to realize the full potential of the Morelos Property and seek opportunities to acquire assets that enable diversification and deliver value to shareholders; the Company’s 2025 guidance and objectives as described in the MD&A; the acquisitions of Reyna Silver and Prime Mining enhancing medium and long-term growth potential; the Company’s return of capital program and intention to renew its NCIB; scheduled completion of the final primary ore pass and timing to achieve designed mining rates and capacity; finalization of the water conservation strategy at the Morelos Property; EPO development plans and forecasts, including completion of the internal feasibility study; the exploration and drilling strategy of the Company; and the Company’s intent to enter into addition foreign currency contracts to hedge against in foreign exchange rates. Forward-Looking Information also includes the Company’s key strategic objectives to: deliver Media Luna to full production and build EPO; optimize Morelos production and costs; grow reserves and resources; pursue disciplined growth and capital allocation; retain and attract best industry talent, and be an industry leader in responsible mining.

Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided”, “trends” or “tends” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including risks factors included herein and elsewhere in the Company’s public disclosure, including without limitation the Technical Report, the AIF, annual MD&A and the Climate Change Report.

Forward-Looking Information is based on the assumptions discussed in the Technical Report, AIF and this MD&A, the annual MD&A, the Climate Change Report, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Torex or its properties and that political and legal developments will be consistent with current expectations. Although the Company believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, undue reliance should not be placed on Forward-Looking Information because the Company can give no assurance that such expectations will prove to be correct. The Forward-Looking Information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s

47 Torex Gold Resources Inc. | TSX: TXG

plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any Forward-Looking Information, except in accordance with applicable securities laws.

November 4, 2025

48 Torex Gold Resources Inc. | TSX: TXG